04030769

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

10th June, 2004.

SEC MAIL PROCESSING RECEIVED JUN 15 2004 WASH. D.C. 181 SECTION

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th June 2004, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter dated 9th June 2004, submitting to the UK Listing Authority copies of the EMI Group plc Annual Report 2004, together with the Notice of Annual General Meeting (including an explanation of the Special Business thereof), the Proxy Form and attendance card, the EMI Group Savings-Related Share Option Scheme rules (as it is proposed that they should be amended), the proposed EMI Group Share Incentive Plan rules and the EMI Group plc Memorandum & Articles of Association (as it is proposed that they should be amended) (a copy of each of which is enclosed herewith).

I also enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(b) an announcement dated 10th June 2004 advising that the documents listed in the letter referred to in paragraph (a) above have been submitted to the UK Listing Authority.

Yours faithfully,

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 6/17

Encs.

Ref: 82-373

EMI

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

9th June, 2004.

Dear Sirs,

EMI Group plc

I enclose two copies of documents that were sent today (Wednesday 9th June 2004) to EMI Group plc's shareholders in respect of the 2004 Annual General Meeting, as follows:

- in compliance with paragraph 9.31 of the Listing Rules:
  - Annual Report 2004; and,
  - the Notice of Annual General Meeting, including an explanation of the Special Business therein; and,

- in compliance with paragraph 13.2 of the Listing Rules, the Proxy Form and attendance card for the Annual General Meeting.

Also, in compliance with paragraph 13.2 of the Listing Rules, I enclose two copies of:

- the rules of the EMI Group Savings-Related Share Option Scheme, as it is proposed that they should be amended;
- the rules, etc., of the proposed EMI Group Share Incentive Plan; and,
- the EMI Group plc Memorandum & Articles of Association, as it is proposed that they should be amended.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/37

Company Announcements Office,
London Stock Exchange.

10th June, 2004.

Dear Sirs,

Documents for the EMI Group plc 2004 Annual General Meeting

Annual Report 2004
Notice of 2004 Annual General Meeting
Proxy Form and attendance card
EMI Group Savings-Related Share Option Scheme rules, as it is proposed that they should be amended
Proposed EMI Group Share Incentive Plan rules, etc.
EMI Group plc Memorandum & Articles of Association, as it is proposed that they should be amended

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

This document is important and requires your immediate attention. If you are in any doubt about what action to take, you are recommended to seek advice from your own independent financial adviser, authorised pursuant to the Financial Services and Markets Act 2000. If you have sold or transferred all of your Ordinary Shares in EMI Group plc, please pass this document, together with the enclosed Annual Report and Proxy Form, to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

EMI

EMI Group plc: Registered in England and Wales No. 229231. Registered Office: 27 Wrights Lane, London W8 5SW

8 June 2004

Dear Shareholder

EMI Group plc 2004 Annual General Meeting

The 2004 Annual General Meeting ('AGM') of the Company is to be held on Tuesday, 13 July 2004 and the Notice convening the AGM is set out on pages 4 and 5 of this document. In addition to the ordinary business of the AGM, there are items of special business to be transacted, as explained and summarised below. Shareholders should note that, as the AGM will commence at 2.30pm, hot beverages will be served before the meeting and light refreshments will be served following the conclusion of the meeting. Please also note that no cameras or recording equipment will be allowed into the meeting room; such equipment, together with any large bags, should be left in the cloakroom on the ground floor of the meeting venue.

Approval of Directors' Remuneration Report – Resolution 3

This Ordinary Resolution is presented in compliance with the Directors' Remuneration Report Regulations 2002. The Regulations require the Remuneration Report to be put to a vote of shareholders at the AGM. The Remuneration Report is on pages 29 to 40 of the Annual Report.

Election/Re-election of Directors – Resolutions 4 to 7

Biographical details of those Directors standing for re-election or election are provided on pages 21 and 22 of the Annual Report.

The Board considers it appropriate that those Directors it has recently appointed, and who are standing for election by shareholders at the AGM, are elected so as to ensure that it continues to have available a broad balance of skills, knowledge and experience and that Non-executive Directors constitute a majority on the Board. The Board believes that with 19 years' experience as an executive director of Tesco plc, the UK's most successful retailer, as well as his current role as Non-executive Chairman of Gallaher Group plc, John Gildersleeve is ideally equipped for the important role of Deputy Chairman and senior independent Non-executive Director. The Board also considers that, as the current serving chief executive of another UK public company in the media sector which is both a content owner and consumer-orientated, Sly Bailey will bring a valuable perspective to the Board's deliberations.

Kathleen O'Donovan who, along with Martin Bandier, is retiring by rotation at the AGM and seeking re-election to the Board, has made a significant contribution to the Board over the last six years. Her financial background, having been the finance director of a UK-listed company, brings an important dimension to the Board and she chairs the Audit Committee most effectively. The Board is satisfied, following formal evaluation, that the performance of the Directors seeking re-election continues to be effective and demonstrates commitment to their respective roles.

Issues of share capital – Resolutions 10 and 11

The existing general authority of the Directors to allot shares and the current disapplication of the statutory pre-emption rights, conferred at the 2003 AGM, will expire at the conclusion of the 2004 AGM.

Article 14 of the Company's Articles of Association gives the Directors general authority to allot shares in the Company for a period not exceeding five years (the 'prescribed period') and up to a maximum nominal amount (the 'Section 80 amount') as approved by an Ordinary or a Special Resolution of the Company. Article 14 also empowers the Directors to disapply statutory pre-emption rights during the prescribed period, so that shares may be allotted for cash in connection with a rights, or similar, issue and also may be allotted for cash in other circumstances up to a maximum nominal amount approved by a Special Resolution of the Company (the 'Section 89 amount').

Ordinary Resolution 10 provides for the Section 80 amount to be £42,090,018 representing approximately 38.1% of the Company's issued share capital as at 20 May 2004. This amount is the aggregate of £36,801,322 (being one third of such issued share capital) and £5,288,696 (being the amount required to meet existing rights of subscription over shares in the Company). Other than the allotment of shares under the Executive and Savings-Related Share Option Schemes and the Executive Share Incentive Plan, together with shares allotted in connection with the conversion of Guaranteed Convertible Bonds due 2010 issued by EMI Group Finance (Jersey) Limited, the Directors have no present intention of using this authority for the allotment of further shares.

Special Resolution 11 which will only be effective if Resolution 10 is passed, provides for the Section 89 amount to be £5,520,198, representing 5% of the Company's issued ordinary share capital as at 20 May 2004. This limit conforms with the pre-emption guidelines of the Association of British Insurers and the National Association of Pension Funds. Under recently introduced

legislation which allows listed companies to hold treasury shares, any sales of such shares are treated, for the purposes of Section 89, as an allotment of shares. Accordingly, Resolution 11 also amends Article 14 to reflect the fact that the Section 89 amount will include any sales of treasury shares.

The prescribed period for which the powers and authorities referred to in Resolutions 10 and 11 are granted will expire at the conclusion of the AGM to be held in 2005 (or on 12 October 2005, if earlier), when the Directors intend to seek further renewals of these authorities.

Purchase of own shares – Resolution 12
The current authority for the Company to purchase its own Ordinary Shares, as conferred at the 2003 AGM, expires at the conclusion of the 2004 AGM. Special Resolution 12 seeks to renew the authority for the Company to purchase up to a maximum of 78,859,975 Ordinary Shares, being 10% of the Company's issued share capital as at 20 May 2004. The resolution also provides that the maximum price per Ordinary Share payable on the exercise of the authority shall not be more than 5% above the average of the middle-market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange for the five business days prior to making any purchase. The minimum price payable shall be 14p per Ordinary Share, being the nominal value of an Ordinary Share. Both the maximum and minimum prices permitted to be paid are exclusive of expenses.

If such purchases were made, the Company would be able to do either or a combination of the following:
- cancel the purchased Ordinary Shares so reducing the total number of Ordinary Shares in issue; or,
- where the shares were purchased out of distributable profits, subject to certain limitations, hold them as treasury shares.

Treasury shares themselves may be cancelled, sold for cash or transferred for the purposes of the Company's employee share schemes. The statutory pre-emption rights apply to a sale of treasury shares for cash and, as stated above, Resolution 11 amends the Articles to include, within the Section 89 amount, any sales of treasury shares for cash which may occur.

The Directors have no present intention of using this authority. In reaching a decision to use this authority, the Directors would take into account the Company's cash resources and capital requirements, together with the effect of the purchase on the tax position of the Group and of shareholders as a whole, and on earnings per share. The authority will expire on 12 October 2005 or at the conclusion of the AGM in 2005, whichever is the earlier. The Directors expect to seek further renewals of this authority.

Renewal of the EMI Group Savings-Related Share Option Scheme – Resolution 13
The EMI Group Savings-Related Share Option Scheme ('ShareSave Scheme') was approved by shareholders on 15 July 1994, and expires shortly. Your Directors believe that the ShareSave Scheme has been effective in encouraging employees to identify their interests with those of shareholders and, therefore, propose to extend the life of the current ShareSave Scheme for a further 10 years. The grant of options under all the Company's employee share schemes will, however, remain subject to a limit of 10% of issued shares from time to time over a 10-year period. A resolution authorising the Directors to amend the ShareSave Scheme accordingly is set out as Resolution 13. Your Directors already have authority from shareholders to establish appropriate similar arrangements for non-UK employees, subject to the overall limits on the use of new issue shares already mentioned and this authority will continue if the life of the current ShareSave Scheme is extended.

The ShareSave Scheme, as it is proposed it will be amended, is summarised on page 6 and a copy of it will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and Bank Holidays excepted) at the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH, as well as at the registered office of the Company from the date of this circular up to and including the date of the AGM (or any adjournment of it).

New EMI Group Share Incentive Plan – Resolution 14
It is also proposed to introduce an Inland Revenue-approved Share Incentive Plan ('SIP'). This is a flexible type of all-employee share plan that can be used to deliver benefits in a variety of ways: the Company can award free shares to employees; employees can invest in shares from their pre-tax income; and the Company can optionally match employees' investment with further free shares. All such awards are tax free if left in the plan for five years. Free/matching shares may be forfeited on termination of employment within three years of allocation (except in certain compassionate cases).

Further details of the proposed SIP are summarised on pages 7 and 8 and a copy of the draft rules and trust deed for the SIP will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and Bank Holidays excepted) at the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH, as well as at the registered office of the Company from the date of this circular up to and including the date of the AGM (or any adjournment of it).

Donations to EU Political Organisations and EU Political Expenditure – Resolutions 15 to 19
The Political Parties, Elections and Referendums Act 2000 introduced amendments to the Companies Act 1985 requiring that shareholder approval is obtained to make donations to political organisations or to incur political expenditure, in each case within the European Union ('EU'). The Company's policy is not to make political contributions and that will continue to be the case. However, the definitions in the legislation of EU political organisations and expenditure are broad and the meaning of the legislation is unclear in certain areas. Therefore, so as to avoid an inadvertent breach of the law, the Board is seeking shareholders' approval for the Company and its principal UK subsidiaries to make donations to EU political organisations and incur EU political expenditure of, in aggregate, up to £50,000 until the conclusion of the AGM to be held in 2005 (or on 12 October 2005, if earlier).

Action to be taken by shareholders

Accompanying this document is a pre-addressed Proxy Form. You are urged to complete the Proxy Form and return it to Lloyds TSB Registrars so as to arrive no later than 48 hours before the time of the AGM. The return of the Proxy Form will not prevent you from attending the AGM and voting if you are so entitled and so wish.

Electronic Proxy Appointment

Electronic Proxy Appointment ('EPA') is being made available again for this year's AGM. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk. This facility provides for the electronic appointment of a proxy but not direct electronic voting, so the person appointed as proxy would have to attend the AGM in person and, on a poll, vote on your behalf. Further details about EPA are set out in the notes to the Proxy Form.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointments in respect of the AGM. Such proxy appointments should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) below.

Recommendations

Each member of the Remuneration Committee, none of whom will receive benefits under the ShareSave Scheme or the SIP, considers both the ShareSave Scheme and the SIP to be in the best interests of shareholders as an effective means of aligning the interests of employees with those of all shareholders. Accordingly, each member of the Remuneration Committee recommends that shareholders vote for the resolutions relating to the ShareSave Scheme and the SIP.

All of the Directors of EMI Group plc believe that the other proposed resolutions are in the best interests of the Company and its shareholders in general. Accordingly, the Directors recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Yours sincerely,

Eric Nicoli
Chairman

Notes:

(a) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the 'Register') as at 6.00pm on 11 July 2004 (the 'Specified Time') shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(b) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 13 July 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(c) Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(d) A copy of the rules of the EMI Group Savings-Related Share Option Scheme as it is proposed that they should be amended, together with the draft trust deed and rules of the proposed EMI Group Share Incentive Plan, will be available on each business day during normal business hours from the date of this circular until the conclusion of the AGM at the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH and at the registered office of the Company.

A copy of the Articles of Association as it is proposed that they should be amended will be available on each business day during normal business hours from the date of this circular until the conclusion of the AGM at the registered office of the Company.

(e) Copies of the contracts of service or the letters of appointment between any Director and the Company or any of its subsidiaries are available for inspection at the registered office of the Company on each business day during normal business hours.

(f) Copies of each of the documents referred to in Notes (d) and (e) above will be available on the day of the AGM, at the place of the AGM, from at least 15 minutes prior to the AGM until its conclusion. The Register of Directors' Interests will also be available for inspection from the commencement of the AGM until its conclusion.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of EMI Group plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday, 13 July 2004 at 2.30pm.

As ordinary business
To consider and, if thought fit, pass Resolutions 1 to 9 inclusive, which will be proposed as ordinary resolutions.

1 To receive the Directors' Report and the Financial Statements for the year ended 31 March 2004.

2 To declare a final dividend of 6.0p per Ordinary Share.

3 To approve the Directors' Remuneration Report for the year ended 31 March 2004.

4 To re-elect Mr M N Bandier as a Director.

5 To re-elect Ms K A O'Donovan as a Director.

6 To elect Mr J Gildersleeve as a Director.

7 To elect Mrs S Bailey as a Director.

8 To reappoint Ernst & Young LLP as auditor until the conclusion of the next general meeting at which accounts are laid before the Company.

9 To authorise the Directors to determine the remuneration of the auditor.

As special business
To consider and, if thought fit, pass Resolutions 10 to 19 inclusive, of which Resolutions 10 and 13 to 19 will be proposed as ordinary resolutions and Resolutions 11 and 12 will be proposed as special resolutions.

10 Ordinary Resolution – Authority to Allot Shares
THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £42,090,018.

11 Special Resolution – Disapplication of Pre-emption Rights
THAT:
(i) subject to the passing of Resolution 10, the power to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14(B) of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,198; and
(ii) the said Article 14(B) be amended by deleting the words "pursuant to and within the terms of the said authority" and substituting the words "pursuant to and within the terms of the said authority, or by way of sales of treasury shares, or both".

12 Special Resolution – Purchase of Own Shares by the Company
THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,975 Ordinary Shares of 14p each provided that:
(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and
(ii) this authority, unless previously renewed, shall expire on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

13 Ordinary Resolution – Renewal of EMI Group Savings-Related Share Option Scheme
THAT the Directors be and they are hereby authorised to amend the EMI Group Savings-Related Share Option Scheme which was originally approved by shareholders on 15 July 1994 so as to permit options to be granted under that scheme until 12 July 2014.

14 Ordinary Resolution – Approval of EMI Group Share Incentive Plan
THAT:
(i) the proposed EMI Group Share Incentive Plan (the 'SIP'), the main features of which are summarised in the circular to shareholders dated 8 June 2004 and a copy of the rules and trust deed relating to which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby approved;
(ii) the Directors be and they are hereby authorised to do all acts and things as they may consider necessary to carry the SIP into effect, including making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other approvals as the Directors may consider necessary or desirable; and,

(iii) the Directors be and they are hereby authorised to establish such schedules to the SIP and/or such other schemes based on the SIP, but modified to take account of local tax, exchange control, securities laws or other relevant legislation or regulations outside the UK, provided that any shares made available under such schedules or other schemes must be treated as counting against the relevant individual or overall dilution limits in the SIP.

15 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Group plc

THAT, EMI Group plc be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

16 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Music Limited

THAT, EMI Music Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

17 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Records Limited

THAT, EMI Records Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

18 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Music Publishing Limited

THAT, EMI Music Publishing Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

19 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by Virgin Records Limited

THAT, Virgin Records Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

By Order of the Board

C P Ashcroft
Secretary

8 June 2004

Summary of the main features of the EMI Group Savings-Related Share Option Scheme (the 'ShareSave Scheme') as it is proposed that it should be amended

General
The ShareSave Scheme includes a part that has been approved by the Inland Revenue under the Income Tax (Earnings and Pensions) Act 2003.

Eligibility
Employees (including full-time Directors) within the Group who satisfy such eligibility criteria as the Directors may determine (provided that any eligibility period shall not exceed five years) shall be eligible to participate.

Grant of options
Invitations to apply for options may only be issued either within 42 days following the announcement by the Company of its annual or half-yearly results, or within 28 days of a statutory enactment or amendment affecting the ShareSave Scheme either being announced or becoming effective or in other circumstances considered by the Board to be exceptional. No options may be granted later than 12 July 2014. An option will be personal to the optionholder and may not be transferred by him/her.
No payment will be required for the grant of an option.

Savings contracts
Options may only be granted to eligible employees who at the same time enter into an Inland Revenue-approved savings contract with a bank or building society nominated by the Company. Under this contract, monthly savings contributions of between £10 and £250 are made for a period of three or five years. An option granted under the ShareSave Scheme may only be exercised with repayments under the related savings contract.

Acquisition price
The price per share payable upon the exercise of an option granted under the ShareSave Scheme will not be less than the higher of:
- 80% of the average middle-market quotation of an Ordinary Share of the Company on the London Stock Exchange on a dealing day shortly before the date on which invitations to apply for options are issued; and
- where the option is over new issue shares, the nominal value of an Ordinary Share.

Exercise of options
Options will normally be exercisable for a period of six months commencing on either the third, fifth or seventh anniversary of the starting date of the related savings contract and if not exercised by the end of that period will lapse. Options will normally lapse on cessation of employment unless the Board determines otherwise. Options under the Inland Revenue-approved part of the ShareSave Scheme may, however, be exercised earlier than this in certain specified circumstances, including following cessation of employment with the EMI Group by reason of death, retirement, redundancy, disability or the sale of the company or business for which the optionholder works or with the consent of the Directors provided the option has been held for more than three years when employment ceases. Early exercise is also permitted in the event of an amalgamation or takeover of the Company.

Rights attaching to shares
All shares allotted on the exercise of options under the ShareSave Scheme will rank pari passu with all other Ordinary Shares of the Company for the time being in issue (save as regards any rights attaching to such shares by reference to a record date prior to the date of allotment) and application will be made to the United Kingdom Listing Authority for such shares to be admitted to the Official List.

Limits on the ShareSave Scheme
No options may be granted under the ShareSave Scheme which would, at the time they are granted, cause the number of shares which shall have been or may be issued in pursuance of options granted in the period of 10 years ending at that time, or been otherwise issued in that period otherwise than pursuant to options, under the Company's employee ShareSave Schemes to exceed 10% of its issued ordinary share capital from time to time.

Variation of capital
In the event of any increases or variations of the issued ordinary share capital of the Company by reason of a rights issue or capitalisation issue, sub-division, consolidation, reduction of capital or otherwise, the Board may make such adjustments as it considers appropriate to the total number of shares subject to any option and the acquisition price payable under any option, provided that any such adjustment (other than in the case of a capitalisation issue) is confirmed in writing by the auditors of the Company to be in their opinion fair and reasonable.

Alteration of the ShareSave Scheme
The Board may, subject to the prior approval of the Inland Revenue in relation to any 'key features' of the UK Inland Revenue-approved part of the ShareSave Scheme while that part of the ShareSave Scheme is approved under the Income Tax (Earnings and Pensions) Act 2003, at any time alter or add to the ShareSave Scheme in any respect provided that the prior approval of the Company in general meeting is obtained in the case of any alteration or addition to the advantage of the optionholders to the provisions summarised. The foregoing proviso will not, however, apply if it is necessary or desirable to alter or add to the ShareSave Scheme to comply with or take account of any statutory provision, to take account of a takeover, reconstruction or winding up of the Company, or to obtain or maintain Inland Revenue approval, provided that the alteration does not affect the basic principles of the ShareSave Scheme.

Summary of the principal features of the proposed EMI Group Share Incentive Plan ('SIP')

General
The SIP will be approved by the Inland Revenue under the Income Tax (Earnings and Pensions) Act 2003. The SIP is an all-employee arrangement and employees must generally participate on similar terms.

Eligibility
All employees (including full-time Directors) within the EMI Group who are not otherwise excluded by the relevant legislation will be eligible to participate. The Company can impose eligibility periods for the elements of the SIP it offers to employees on any occasion (maximum of 12 months for Free Shares and 18 months for Partnership/Matching Shares).

Basis of awards
All SIP shares are initially held in the SIP on behalf of the eligible employees by the trustee of an employee benefit trust established by the Company for the purposes of the SIP. Employees do not incur any tax and National Insurance Contribution ('NIC') liabilities when SIP shares are awarded to them.

The SIP provides four ways for eligible employees to acquire shares through the award of: Free Shares; Partnership Shares; Matching Shares; and/or Dividend Shares, the principal features of which are set out below. The Board may determine whether to operate the SIP on any occasion and which type or types of shares to offer.

- *Free Shares*
  The market value of Free Shares that may be allocated to an employee in any tax year may not exceed £3,000, or such higher limit as may be specified by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of the Company, one or more business units and/or individual performance, within the limits prescribed by the relevant legislation.

- *Partnership Shares*
  The Company may give each eligible employee the opportunity to acquire Partnership Shares out of pre-tax employment income. The market value of Partnership Shares that an employee can acquire in any tax year may not exceed £1,500 (or 10% of salary, if lower) or such higher limit as may be prescribed by the relevant legislation. The funds used to purchase shares will be deducted from an employee's salary before income tax and NIC. The price at which shares will be acquired will be either market value at the time of acquisition by the trustee or, where deductions from salary are accumulated before a purchase, the lower of market value at either the beginning or end of an 'accumulation period'. The accumulation period cannot exceed 12 months.

- *Matching Shares*
  The Company may award additional free shares called Matching Shares following an acquisition of Partnership Shares. The maximum number of Matching Shares which the Company can allocate to an employee is two Matching Shares for each Partnership Share, or such higher limit as may be permitted by the relevant legislation. There is no minimum ratio of Matching Shares to Partnership Shares. The same ratio must, however, apply to all employees who acquire Partnership Shares at that time.

- *Dividend Shares*
  Dividends paid on an employee's SIP shares will (as the Company may decide) either be paid to the employee or reinvested in the purchase of additional Dividend Shares to be held in the SIP.

It is not intended that any award under the SIP will be pensionable, other than any amount deducted from salary to acquire Partnership Shares.

The SIP may be offered to employees only within the six weeks following approval of the SIP by the Inland Revenue; or the announcement by the Company of its results for any period; or at other times which the Board considers exceptional. The ability of Directors or employees to participate will always be governed by the Company's share dealing code and the United Kingdom Listing Authority's Model Code for transactions in securities by directors.

No awards may be made after 12 July 2014.

Retention of shares
An employee can withdraw Partnership Shares from the SIP at any time, although this will generally trigger tax and NIC charges if within five years from the date of award.

An employee cannot normally withdraw Free or Matching Shares for a period determined by the Board of at least three, and up to five, years from when they were awarded. If the shares are withdrawn between three and five years after they are awarded there will generally be a liability to income tax and NIC.

In addition, if an employee ceases to be employed by the EMI Group within three years of being awarded Free Shares or Matching Shares, he/she may forfeit his/her rights to those shares; shares that are not forfeited must be withdrawn from the SIP.

Matching Shares may also be forfeited if an employee withdraws the related Partnership Shares from a SIP trust within three years of their purchase.

Dividend Shares must normally be held in the SIP for at least three years.

Where a participant ceases employment in certain special circumstances, for example due to death, injury, disability, redundancy, transfer of the employing business or company, or retirement, all shares must still be withdrawn from the SIP but no shares are forfeited and no tax and NIC liabilities are incurred.

Limit on the issue of shares under the SIP
Shares to satisfy SIP awards may either be acquired by the SIP trustee in the market or the Company can issue shares to the SIP trustees.

Shares may not be issued by the Company to satisfy SIP awards if it would cause the number of shares which have been issued in respect of awards made under the SIP (when aggregated with options granted or shares issued under any other employee share schemes adopted by the Company) to exceed 10% of the Company's issued share capital over a 10-year period.

Change of control or variation of capital
In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the SIP trustee how to act on their behalf.

Rights attaching to shares
Shares allotted to the trustee under the SIP will rank equally with all other shares of the same class for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

Alteration of the SIP
The Board may, subject to the prior approval of the Inland Revenue in relation to any 'key features' of the SIP while the SIP is approved under the Income Tax (Earnings and Pensions) Act 2003, at any time alter the SIP in any respect provided that the prior approval of the Company in general meeting is obtained in the case of any alteration to the advantage of participants to the provisions relating to eligibility, the basis of participation or the issue of shares. The foregoing proviso will not, however, apply if it is necessary or desirable to alter the SIP to comply with or take account of any statutory provision, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the Company, the trustee or any subsidiary.

EMI

EMI Group plc Annual General Meeting
Tuesday, 13 July 2004

Ref: 82-373

Attendance card

If you attend the Annual General Meeting to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (see map overleaf) at 2.30pm on Tuesday, 13 July 2004, please bring this tear-off section of the card with you to hand in on arrival at the shareholder registration desk, where it will be exchanged for an admission card. Please note that no cameras or recording equipment will be allowed into the meeting room; such equipment, together with any large bags, should be left in the cloakroom on the ground floor of the meeting venue. Lifts/disabled access are available at the meeting venue.

Notes on submitting your proxy appointment

As a shareholder you have a right to attend, speak at and vote at the Annual General Meeting ('AGM'). If you are unable to attend the AGM, you can appoint the Chairman or some other person to attend and vote in your place. Such person, who is known as a proxy, need not be a shareholder. Submission of a proxy appointment will not preclude you from attending and voting at the AGM.

A proxy can only vote on a poll. Your proxy must vote as you instruct but, in the absence of any such direction, may vote or abstain at the AGM as he/she sees fit.

Electronic appointment
You can register your proxy appointment over the internet by visiting www.sharevote.co.uk where details of the relevant procedure are given. The reference number, card ID and account number shown on this Proxy Form will be required in using this electronic proxy appointment system. This electronic facility is available to all shareholders and those who use it will not be disadvantaged. No special software is required other than internet access. An electronic appointment of proxy will not be valid if sent to any address other than www.sharevote.co.uk, or if received after 2.30pm on Sunday, 11 July 2004; it will not be accepted if found to contain a computer virus.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointments in respect of the AGM. Such proxy appointments should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) on page 3 of the Notice of AGM.

PTO

Reference Number | Card ID | Account Number

Proxy Form

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

I, the undersigned, being a member of EMI Group plc, hereby appoint the Chairman of the Meeting, or

as my proxy to vote on my behalf in the event of a poll at the Annual General Meeting of the Company to be held at 2.30pm on Tuesday, 13 July 2004 and at any adjournment thereof. The proxy will vote on the undermentioned resolutions, as indicated. The proxy will vote, or abstain from voting, at his or her discretion on any resolution listed below if I have given no instruction regarding that resolution and on any other business transacted at the Meeting. Please indicate your vote by marking the appropriate boxes in black ink like this ☒ and signing where indicated below.

0574-003-9

Resolutions	For	Against	Abstain
1. To receive the Directors' Report and the Financial Statements	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To approve the Directors' Remuneration Report	☐	☐	☐
4. To re-elect Mr M N Bandier as a Director	☐	☐	☐
5. To re-elect Ms K A O'Donovan as a Director	☐	☐	☐
6. To elect Mr J Gildersleeve as a Director	☐	☐	☐
7. To elect Mrs S Bailey as a Director	☐	☐	☐
8. To reappoint the auditor	☐	☐	☐
9. To authorise the Directors to determine the remuneration of the auditor	☐	☐	☐
10. To authorise the Directors to allot shares	☐	☐	☐
11. To authorise the disapplication of pre-emption rights	☐	☐	☐
12. To authorise the purchase of own shares	☐	☐	☐
13. To renew the Savings-Related Share Option Scheme	☐	☐	☐
14. To approve the Share Incentive Plan	☐	☐	☐
15. To authorise political donations and expenditure by EMI Group plc	☐	☐	☐
16. To authorise political donations and expenditure by EMI Music Ltd	☐	☐	☐
17. To authorise political donations and expenditure by EMI Records Ltd	☐	☐	☐
18. To authorise political donations and expenditure by EMI Music Publishing Ltd	☐	☐	☐
19. To authorise political donations and expenditure by Virgin Records Ltd	☐	☐	☐

☐ Please mark this box if signing on behalf of the shareholder as an attorney, receiver, or otherwise.

Signature

Date

EMI

EMI Group plc Annual General Meeting
Tuesday, 13 July 2004

This Proxy Form should not be used for any comments, change of address notifications, or other queries; please send a separate instruction.


THE MALL
ST. JAMES'S PARK
HORSE GUARDS ROAD
WHITEHALL
VICTORIA EMBANKMENT
LONDON EYE
COUNTY HALL
YORK ROAD
WESTMINSTER
GT. GEORGE ST.
WESTMINSTER BRIDGE
BIRDCAGE WALK
PARLIAMENT
SQUARE
TOTHILL STREET
BROAD SANCTUARY
MILLBANK
LAMBETH PALACE ROAD

The Queen Elizabeth II Conference Centre
Broad Sanctuary
Westminster
London SW1P 3EE

London Underground station ⊖

Paper appointment
If you prefer to register your proxy appointment in paper form, please follow the procedure outlined below:

1. Please make a note of your reference number, card ID and account number before despatching the Proxy Form in case you wish to change your appointment and/or voting instructions and choose to do so electronically rather than in paper form.
2. To appoint someone other than the Chairman as your proxy, please delete the words 'the Chairman of the Meeting, or', insert the name of your chosen proxy using capital letters in the space provided and initial the alteration.
3. To be valid, the Proxy Form must be signed and must be received by Lloyds TSB Registrars by 2.30pm on Sunday, 11 July 2004. For joint shareholdings, only the first-named shareholder need sign the Form. If the shareholder is a corporation, the Form must show the corporation's common seal, or be signed by an officer or other person authorised in writing to sign on behalf of the corporation. A person signing the Form instead of the shareholder must enclose the written authority under which their signature is provided.
4. If the Proxy Form is posted in the UK or the Channel Islands, there is no postage to pay. UK shareholders may, if they wish, return the Form in an envelope, free of charge, to: EMI Group plc, Lloyds TSB Registrars, Freepost SEA 7144, Worthing, West Sussex BN99 6AR. Shareholders posting the Form from outside the UK or the Channel Islands should send it in an envelope to the address on the card below and pay the appropriate postage.
5. If you have any questions about completing this Form, please phone 0870 600 3984 or +44 121 415 7060 if calling from outside the UK.

Business Reply Service
Licence No SEA 7144

Do not affix stamp if posted in
Gt. Britain, Channel Islands or N. Ireland

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX
BN99 6AR
UK

Ref: 82-373

~~The EMI Group~~

EMI

RULES OF THE

~~1994~~ EMI GROUP SAVINGS-RELATED SHARE OPTION SCHEME

Version dated ~~17 April 1998~~[ ]
Originally approved by Shareholders on 15 July 1994
Originally adopted by the Company on 19 August 1994
Originally approved by the Inland Revenue on 31 January 1995
~~Including amendments following the demerger effective 19 August 1996:~~
~~Re-adopted by the Company on 19 July 1996~~
Re-approved by Shareholders on ~~16 August 1996~~[ ] 2004
~~Re-approved by the Inland Revenue on 19 August 1996~~
Inland Revenue Ref: SRS1493~~/GRP~~
Expires on ~~14 July~~[ ] 20014

RULES OF THE ~~1994~~ EMI GROUP SAVINGS-RELATED SHARE OPTION SCHEME

INDEX

RULES OF THE 1994 EMI GROUP SAVINGS-RELATED SHARE OPTION SCHEME

1. DEFINITIONS

(a) In this Scheme the following words and expressions shall, unless the context otherwise requires, bear the following meanings:-

"Act"	means the Income Tax (Earnings and Pensions) and Corporation Act 19882003.
"Adoption Date"	means the date on which the Scheme was adopted by resolution of the Company in general meeting.
"Aggregate Exercise Cost"	means the product of the Exercise Price and the relevant number of Shares.
"Announcement Date"	means the date on which the Company announces its results for three months, interim results, results for nine months or preliminary results to the London Stock Exchange.
"Any Other Scheme"	means any scheme (other than this Scheme) which provides for the subscription of Shares by or on behalf of employees of the Company, or any associated company (within the meaning of Section 416 of the Income and Corporation Taxes Act 1988).
"Bonus"	means actual interest or other accretions to the Savings Contracts and/or such other actual or notional rate of interest or accretion as the Directors may determine.
"Bonus Date"	means the date any Savings Contract matures or is deemed to mature.
"the Company"	means EMI Group plc registered in England Number 229231.
"Control"	means control within the meaning of Section 840 719 of the Act (and "Controlled" shall be construed accordingly).
"Date of Grant"	means the date on which the relevant Option is granted.
"Dealing Day"	means any day on which the London Stock Exchange is open for business and dealing in Shares has not been suspended.
"Directors"	means the board of directors for the time being of the Company or the directors present at a duly convened meeting of the directors of the Company or a duly appointed committee of the directors of the Company at which a quorum is present.
"Eligible Employee"	means any employee who meets the minimum eligibility requirements that the Directors may determine from time to time and shall include a trustee acting on behalf of any such employee. The Directors may determine in respect of any invitation that different eligibility requirements will apply for different countries and/or Participating Companies.

"Exercise Price"	means the price at which a Share may be acquired on the exercise of an Option as determined in accordance with Rule 3(c).
"Group Company"	the Company, any other company under the control of the Company and any other company that controls the Company (whether incorporated in the United Kingdom or elsewhere) and "Group" shall be construed accordingly.
"Issue Option"	means a right to subscribe for Shares to be granted or which has been granted and is still subsisting in accordance with these Rules.
"London Stock Exchange"	means ~~the~~ London Stock Exchange ~~Limited~~PLC.
"Market Value"	means the average of the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange on such three Dealing Days determined by the Directors and which:- (i) precede the date of an invitation pursuant to Rule 2(a); and, (ii) fall within the period of 30 days ending with the proposed Date of Grant.
"Option"	means a right to acquire Shares pursuant to this Scheme, which includes an Issue Option and a Transfer Option.
"Option Holder"	means a person who holds an Option or (where the context so requires) his personal representative(s).
"Participating Company"	means the Company and any company which is under the Control of the Company and which is for the time being designated by the Directors as a Participating Company for the purposes of this Scheme.
"Qualifying Date"	means in relation to any invitation to apply for Options the day sixty days before the proposed relevant Date of Grant or such other date falling before the proposed relevant Date of Grant as the Directors may from time to time determine and announce in accordance with Rule 2(b).
"the Rules"	means these rules and Schedules as amended from time to time in accordance with the provisions hereof.
"Savings Contract"	means such arrangement for saving either with any Group Company or any other Group Company, or a bank, building society or other organisation involved in the lending and/or saving of money and upon such terms as to duration, interest, forfeiture and otherwise as the Directors shall in their absolute discretion determine.
"Schedules"	means any Schedules appended to the Rules.
"Scheme Shares"	means Shares over which Options for the time being subsist under this Scheme.
"Shares"	means ordinary shares of the Company.

"the Scheme" means the ~~1994~~ EMI Group Savings-Related Share Option Scheme constituted for the time being and established by the Rules and subject to any addition and/or amendment thereto for the time being in force.

"Transfer Option" means a right to require the Company to procure the transfer to the Option Holder of Shares to be granted or which has been granted and is still subsisting in accordance with these Rules.

(b) Unless the context otherwise requires words or expressions defined in the Act and in the United Kingdom Companies Acts 1985 ~~and 1989~~ shall bear the same meanings in these Rules.

(c) Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

(d) Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time be amended or re-enacted and any statutory instrument pursuant thereto.

2. APPLICATION FOR OPTIONS

(a) The Directors may, in their absolute discretion, ~~within 42 days of the Adoption Date and thereafter~~:-

(i) during the period of 42 days immediately following an Announcement Date; or

(ii) within 28 days of any statutory enactment or amendment affecting the Scheme; or

(iii) within 28 days of the announcement of any impending or actual statutory enactment or amendment affecting the Scheme; or

(iv) within 28 days of the Directors resolving that exceptional circumstances have arisen which justify the grant of Options,

invite applications for Options.

(b) The Directors shall determine and, upon inviting applications for Options, announce the Qualifying Date in relation to that invitation, the Exercise Price or the means by which such price shall be notified to Eligible Employees, the terms of the Savings Contract and the closing date for receipt by the Company of applications for Options pursuant to that invitation, being a date not less than 14 days later than the date of that invitation unless otherwise determined by the Directors.

(c) An invitation shall be made to all persons who are Eligible Employees at the date of the invitation and who were Eligible Employees at the relevant Qualifying Date. Each such invitation shall invite an application for an Option subject to the limits stated by Rule 3(d) and shall be made by means of notices, circulars or such other method as the Directors may determine.

(d) Each Eligible Employee may, before the closing date stated in the invitation, apply for an Option. Each application shall be in such form as the Directors may from time to time prescribe and shall state the monthly amount which such Eligible Employee wishes to save under a Savings Contract.

(e) The number of Shares over which an Option is applied for under this Rule 2 shall be deemed to be the number of Shares the Aggregate Exercise Cost of which as nearly as may be equals but does not exceed the amount of the repayment (including where appropriate the relevant Bonus) on the relevant Bonus Date.

(f) No application for an Option shall be valid unless it is accompanied by:-

(i) a valid application complete in all respects (except as otherwise herein provided) for entry into a Savings Contract; and

(ii) an authority to deduct the monthly payments under the Scheme from the Eligible Employee's remuneration.

3. GRANT OF OPTIONS

(a) Subject to this Rule 3 and Rule 4(a), the Directors may no later than:-

(i) the thirtieth day; or

(ii) the forty second day in the event that the provision of Rules 3(e)(ii) and (iii) apply;

following the first of the three Dealing Days referred to in the definition of Market Value, grant to each person who is an Eligible Employee at the Date of Grant and who has submitted an application for an Option in accordance with Rule 2(d), an Option over the number of Shares calculated in accordance with Rule 3(b) in respect of which he has applied.

(b) The Option granted to each such Eligible Employee shall be over the number of Shares the Aggregate Exercise Cost of which as nearly as may be equals but does not exceed the amount of the repayment (including where appropriate the relevant Bonus) on the relevant Bonus Date.

(c) The Exercise Price shall (subject to Rules 7 and 8) be determined by the Directors, but shall not be less than the greater of:-

(i) in respect of Issue Options only, the nominal value of a Share; and

(ii) eighty per cent of the Market Value or such other lower amount as may be prescribed in paragraph 258(1)(b) of Schedule 93.

(d) No or no further Option shall be granted to an Eligible Employee if the contribution payable by such Eligible Employee in any month under the Savings Contract to be entered into by him in connection with the Option for which he has applied:-

(i) is less than £5; or

(ii) when added to the contribution or contributions payable in such month under any other Savings Contract or Savings Contracts to which contributions continue to be made by such Eligible Employee is greater than £250 (or the foreign currency equivalent) per month (or such greater sum as may be permitted from time to time pursuant to any statutes or regulations relating to UK Approved Savings Related Share Option Schemes).

(e) If the total number of Shares in respect of which applications for Options are received pursuant to an invitation exceeds the maximum number of Shares available as determined by the Directors they shall, subject to Rules 3(d) and 4(b), deal with such applications as follows:-

(i) the Directors may increase the said maximum number to such greater number as they may determine (subject to any limitation set out in these Rules);

(ii) if the Directors do not increase the said maximum number to a number equal to or greater than the total number of Shares in respect of which applications for Options have been received, the number of Shares applied for shall be reduced by lowering as far as necessary and pro rata the monthly contribution which each Eligible Employee may make into the Savings Contract, provided that it shall not be reduced to a number which involves a breach of the requirements set out in Rules 3(b) and 3(d)(i);

(iii) if the total number of Shares in respect of which applications for Options have been received (duly reduced in accordance with Rule 3(e)(ii)) exceeds the said maximum number (increased, if such be the case, under such Rule 3(e)(i)) the Directors shall adopt such method of random selection of applications (as so reduced) for acceptance as appears to the Directors in their sole discretion to be fair and reasonable.

(f) As soon as it is practical after the grant of any Option, an Option certificate in such form as the Directors may from time to time prescribe shall be delivered to the Option Holder specifying the number of Shares over which the Option is granted, the Exercise Price per Share, the Aggregate Exercise Cost of the Shares subject to the Option and the Bonus Date.

(g) No Option shall be capable of transfer or assignment and if an Option Holder shall do or suffer any act or thing whereby he is deprived of the legal and/or beneficial ownership of an Option, that Option shall cease to be exercisable.

(h) Except as otherwise specified in the Option certificate, all Options shall be deemed to be Issue Options unless and until they are designated as Transfer Options by the Company serving a notice to that effect on the relevant Option Holder.

4. LIMITATIONS ON THE DURATION AND SIZE OF THE SCHEME

(a) No Option shall be granted ~~on a date more than ten years after the Adoption Date~~after [ ] 2014 unless the Scheme is extended pursuant to Rule 12(a)(ii).

(b) The Directors shall determine how many Shares shall be made available on any occasion for the grant of Options under this Scheme provided that:-

(i) the total number of Shares in respect of which Issue Options may be granted on any day, when aggregated with the number of Shares previously issued or remaining issuable under this Scheme or Any Other Scheme granted within the period of 10 years immediately prior to that date, shall not exceed ten per cent of the Shares in issue on that date; and

~~(ii) the total number of Shares in respect of which Issue Options may be granted on any day, when aggregated with the number of Shares previously issued or remaining issuable under this Scheme or Any Other Scheme granted within the period of 3 years immediately prior to that date, shall not exceed three per cent of the Shares in issue on that date; and~~

(iii) for the purposes of this Rule 4(b), options or rights under either this Scheme or Any Other Scheme which have lapsed become void or been cancelled are to be ignored.

5. RIGHTS OF EXERCISE OF OPTIONS

(a) Subject to the provisions of this Rule 5 and Rule 6, an Option shall be exercisable for the period commencing on the relevant Bonus Date and ending six months after the Bonus Date or such other period as the Directors may determine.

(b) Where an Option Holder ceases employment with any Group Company the Option shall lapse unless the Directors otherwise determine (in which case it may be exercised during such period and on such terms as the Director may specify).

(c) If an Option Holder exercises an Option the Directors in their absolute discretion may in lieu of allotting or transferring Shares to such Option Holder:-

(i) pay to such Option Holder a cash sum equal to the amount by which the value of the Shares in respect of which the notice of exercise was given (calculated on the basis of

the middle market quotation on the London Stock Exchange on the Dealing Day of the date of exercise) exceeds the aggregate Exercise Price for those Shares; or

(ii) allot or cause to be transferred to him such number of Shares as may be acquired with the cash sum calculated in accordance with (i) above at the relevant date of exercise,

provided that if a payment or an allotment or transfer of Shares is made to an Option Holder pursuant to this Rule 5(c), he shall have no further rights in respect of the Shares for which the notice of exercise is given. Any Shares to be allotted may not be subscribed for less than their nominal value.

6. TAKEOVER, RECONSTRUCTION AND AMALGAMATION AND LIQUIDATION

(a) If any acquiring company or any person acting alone or in concert with another or others obtains Control of the Company the Directors on becoming aware thereof shall notify each Option Holder who may then exercise any Option within a period of six months commencing on the date when the person making the offer obtains Control.

(b) If the Court sanctions a scheme of arrangement or compromise under Section 425 Companies Act 1985 the Directors on becoming aware thereof shall notify each Option Holder who may then exercise any Option at any time within six months of the date on which the Court sanction is obtained.

(c) If any acquiring company or person acting alone or in concert with another or others becomes bound or entitled to acquire Shares in the Company under Sections 428 to 430F Companies Act 1985 the Directors on becoming aware thereof shall notify each Option Holder who may then exercise any Option in the period of one month from the date of such notification.

(d) If a voluntary winding up of the Company is proposed the Directors shall notify each Option Holder who may then exercise any Option during the period between the proposal and the resolution being passed, provided that any such exercise shall be conditional upon the resolution being passed. For the avoidance of doubt, an Option Holder who has exercised an Option under this provision shall be entitled to share in the assets of the Company with existing shareholders in the same manner as he would have been entitled had he been the registered owner of the relevant Shares when the resolution was passed.

(e) If an order is made for the compulsory winding up of the Company the Directors shall notify each Option Holder who may then exercise any Option in the period of six months from the date of such notification provided that such Option may only be exercised three years after the Date of Grant.

(f) Any subsisting Options not exercised during the periods set out in Rules 6(a) to 6(e) above shall lapse unless that Option has been rolled-over pursuant to Rule 6(g) below.

(g) If, as a result of events specified in Rule 6(a), an acquiring company has obtained Control of the Company or if the Court sanctions a scheme of arrangement or compromise as referred to in Rule 6(b), or if an acquiring company acting alone or in concert with another or others has become bound or entitled as stated in Rule 6(c) above, the Option Holder may, by agreement with the acquiring company within the relevant periods mentioned in Rules 6(a), 6(b) and 6(c) release each subsisting Option (the "Old Option") in consideration for an Option ("the New Option") provided that the New Option:-

(i) is over shares in the acquiring company or some other company which has Control of the acquiring company or is a member of a consortium owning either the acquiring company or having Control of the acquiring company which satisfy the requirements of paragraphs ~~10~~18-~~14~~2~~1~~2 of Schedule ~~9~~3;

(ii) is a right to acquire such number of shares as has an aggregate market value equal to the aggregate market value of those shares subject to the Old Option at the date of exchange;

(iii) has a subscription price per share such that the aggregate price payable on the complete exercise of the New Option equals the aggregate price which would have been paid on complete exercise of the Old Option;

(iv) is otherwise upon identical terms to the Old Option.

The New Option shall for all purposes of this Scheme be treated as having been acquired on the same Date of Grant as the Old Option. Thereafter references in these Rules to Company, Shares and Options in the relevant Rules shall be construed as references to the appropriate company referred to in Rule 6(g)(i), its shares and New Options.

7. DEMERGER

In the event that any of the businesses of the Group are to be demerged the Directors shall have the discretion whether or not to take any action pursuant to this Rule 7 and if they decide to do so, shall notify each Option Holder whether:-

~~(i)~~(a) each Option Holder may exercise any Option within such period as the Directors may specify falling within the~~a~~ period of six months beginning with the date of the notification of the date of notice to shareholders seeking shareholders' agreement to the demerger; and/or

~~(ii)~~(b) an adjustment shall occur to the Exercise Price and the number of Shares subject to an Option in such manner and with effect from such date as the Directors shall determine to be appropriate provided that the provisions of Rule 8(b) and (c) hereof are adhered to.

8. ADJUSTMENTS

(a) If a variation of the issued share capital of the Company by way of a capitalisation or rights issue, sub-division, consolidation or reduction shall take place after the Adoption Date, then:-

(i) the Exercise Price; and/or

(ii) the number of Shares subject to an Option,

shall be adjusted in such manner and with effect from such date, as the Directors may determine to be appropriate (not excluding retrospective adjustments).

(b) Any adjustment made to the Exercise Price of unissued Shares subject to an Option which would have the effect of reducing the Exercise Price to less than the nominal value of the Share shall only be made if and to the extent that the Directors are authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price. The Directors may apply such sum in paying up such amounts on such Shares on the exercise of any Option.

(c) Notice of any such adjustments shall be given to Option Holders by the Directors who may call in Option certificates for endorsement or replacement.

9. EXERCISE OF OPTIONS

(a) An Option may be exercised once only in respect of all or some of the Shares over which it is granted.

(b) An Option may only be exercised by an Option Holder lodging with the Secretary of the Company or such other person as the Directors may determine a duly completed notice of

exercise in such form as the Directors may from time to time prescribe specifying the number of Shares in respect of which the Option Holder wishes to exercise the Option and accompanied by the relevant option certificate and an application for repayment of all sums under the relevant Savings Contract and authorising payment of all or the appropriate part of such sums to the Company.

(c) Within 30 days of the exercise of an Option the Company shall allot and issue or procure the transfer to the Option Holder or, if elected, his nominee, of the Shares in respect of which the Option was exercised.

(d) Upon allotment and issue the Shares subject to the Option shall rank ~~pari passu~~equally in all respects with the Shares then in issue, except that they will not entitle holders to receive any dividend or other distribution to be paid or made to the shareholders on the register of members of the Company on a record date before the date of allotment.

(e) The Company shall, before or as soon as practicable after exercise of an Option, apply to the London Stock Exchange for any Shares allotted to be admitted to the Official List.

10. AVAILABILITY OF AUTHORISED CAPITAL

The Company shall keep available at all times sufficient of its unissued ordinary Share capital to satisfy all Issue Options outstanding under this Scheme.

11. ADMINISTRATION AND AMENDMENT OF THIS SCHEME

(a) Notices or documents required to be given to an Eligible Employee (other than in relation to the Exercise Price) or an Option Holder in connection with this Scheme shall either be delivered to him by hand or sent to him at his home address according to the records of his employing company. Notices sent to an Eligible Employee or an Option Holder by post shall be deemed to have been given on the day on which the letter would be delivered in the ordinary course of post. Notices or documents required to be given to a Participating Company shall be properly given if sent or delivered to the secretary of the Company at its registered office.

(b) The Directors shall have power from time to time to make and vary the Rules as they think fit save that no amendment to the advantage of existing or future Option Holders will be made to the Scheme (except for minor amendments to benefit its administration and amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for Option Holders or the Company or Participating Companies) without prior consent of the Company in general meeting.

(c) The Directors' decision shall be final in relation to any issue relating to the Scheme.

(d) Participation in this Scheme shall not form any part of the terms of employment of an Option Holder by a Participating Company (or other company described in Rule 5(d)), and this Scheme shall not entitle him to any compensation or damages on the termination for any reason of his employment.

12. TERMINATION

(a) Subject to 12(b) below, the Scheme shall terminate on the earlier of the following dates:

(i) any date determined by the Directors to be the date of termination of the Scheme; and

(ii) the ~~tenth anniversary of the Adoption Date~~[ ] 2014 except that the Company in general meeting may at any time resolve to extend the Scheme ~~up to a further ten years. In no circumstances shall the Scheme extend beyond 20 years after the Adoption Date~~.

(b) Following the termination of the Scheme pursuant to this paragraph no further Options shall be granted, but the subsisting rights and obligations of existing Option Holders shall continue in force as if the Scheme had not been terminated.

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RULES OF THE ~~1994~~ EMI GROUP SAVINGS-RELATED SHARE OPTION SCHEME

SCHEDULE 1 - UK APPROVED SAVINGS RELATED SHARE OPTION SCHEME

Where it is the intention that Options granted to an individual who is resident in the United Kingdom for tax purposes should be Inland Revenue approved Options then such Options shall be granted subject to the additional requirements of this Schedule (notwithstanding any other provisions of the Scheme) and in accordance with the requirements of Schedule ~~9~~3 ~~of~~ to the Act. For the purposes of this Schedule the following definitions and amendments will amend or be additional to the definitions or provisions in the Rules and will take precedence over such definitions and provisions:

DEFINITIONS

"Associated Company"	means an associated company of the Company within the meaning given to that expression by paragraph 47 of Schedule 3 for the purposes of paragraph 35 of Schedule 3 ~~as defined in Section 187(2) of the Act~~.
"Bonus"	means any sum payable by way of terminal bonus under the relevant Savings Contract. "Minimum Bonus" shall mean the Bonus payable after the thirty sixth monthly contribution after the commencement of the relevant three year Savings Contract, "Standard Bonus" shall mean the Bonus payable after the sixtieth monthly contribution after the commencement of the relevant five year Savings Contract, and "Maximum Bonus" shall mean the Bonus payable two years after the ~~sixtieth monthly contribution~~ Standard Bonus would otherwise be payable under the relevant five years Savings Contract.
"Bonus Date"	means each date on which a Bonus shall be paid.
"Continuous Employment"	has the meaning given by section 21~~5~~1 of the Employment ~~Protection (Consolidation) Act 1978~~ Rights Act 1996.

"Eligible Employee" means:

(a) any person who

(i) is a director of a Participating Company required to devote at least 16 hours a week to the business of the one or more Participating Companies or an employee of a Participating Company; and

(ii) ~~is chargeable to tax in respect of his office or employment under Case I of Schedule E of the Act~~has earnings from the office or employment by virtue of which he is eligible to participate in the Scheme that are *(or would be if there were any)* general earnings to which section 15 or 21 of the Act applies *(earnings for year when employee resident and ordinarily resident in the UK)*; and

(iii) on the immediately preceding Qualifying Date had one month of Continuous Employment with any one or more Participating Companies or such other period of Continuous Employment with any one or more Participating Companies as the Directors may determine, being a period not exceeding five years in total prior to the relevant Date of Grant;

and

(b) any other director or employee or any category of employees of a Participating Company whom the Directors may in their sole discretion approve,

and in either case is not excluded from participation pursuant to paragraph 811 of Schedule 93.

"Savings Contract" means an agreement with ~~the Department for National Savings,~~ any building society or institution authorised under the Banking Act 1987 or relevant European institution (within the meaning of Schedule 15A to the Income and Corporation Taxes Act 1988) to pay monthly contributions under the terms of a certified contractual savings scheme, within the meaning of Section 326 of the Taxes Act 1988 which has been approved by the Inland Revenue for the purposes of Schedule 93.

"Schedule 93" means Schedule 93 to the Act.

"Shares" means ordinary shares of the Company which comply with paragraphs ~~10~~ 18 to ~~14~~ 212 of Schedule 39.

"Specified Age" means age 65 (or any other age between 60 and 75 agreed with the Inland Revenue).

RULE 2

(a) The following shall be added as (v) under Rule 2(a):

"(v) 28 days of the announcement of a new prospectus for Savings Contracts or the variation of either the terms of such a prospectus or the bonus(es) and/or interest payable thereafter".

(b) In Rule 2(b) the words ", and whether the repayment under the Savings Contract shall be taken as including the Minimum Bonus or the Standard Bonus, or whichever of the aforesaid Bonuses or Maximum Bonus as the Eligible Employee shall elect, or no Bonus" shall replace the final words "unless otherwise determined by the Directors".

(c) In Rule 2(d) the following words shall be added after "Savings Contract":

"and

(i) where invited to so elect, state whether it is the Minimum Bonus or the Standard Bonus or Maximum Bonus which is to be taken into account for the purposes of determining the "repayment" when calculating the number of Shares to be placed under Option, provided that in the event of no such election the Eligible Employee will be deemed to have elected the Minimum Bonus; and

(ii) authorise the Directors to complete and/or amend such application on behalf of the Eligible Employee in such manner as the Directors may determine having regard to the requirements of Rule 3(e)."

(d) For the purposes of Rule 2(f) an application shall only be valid if it also includes written authority to the Directors in such form as may be prescribed by the Directors from time to time to amend such application for entry into a Savings Contract on behalf of the Eligible Employee by amending therein the amount of the monthly payments to be made by the Eligible Employee thereunder (not exceeding the maximum amount of such payments specified by the Eligible Employee in such application) as the Directors may determine having regard to the requirements of Rule 3(e).

RULE 3

(a) In Rule 3(c) the word "lower" shall be deleted.

(b) At the end of Rule 3(f) the following shall be added:

"An Option certificate shall be deemed to be delivered 24 hours after posting by first class mail to the Option Holder at the address specified in his application.".

RULE 5

This Rule 5 shall replace in its entirety the provisions of Rule 5 in the Rules.

"(a) Subject to the provisions of this Rule 5 and Rule 6, an Option shall be exercisable for the period commencing on the relevant Bonus Date and ending six months after the Bonus Date.

(b) In each of the special circumstances set out in column 1 below, the period during which an Option may be exercised is set out in column 2 below opposite such circumstances:-

	COLUMN 1	COLUMN 2
(i)	Death of the Option Holder on or before the Bonus Date under the relevant Savings Contract.	Within twelve months after the death of the Option Holder.
(ii)	Death of the Option Holder within six months after the Bonus Date under the Rrelevant Savings Contract.	Within twelve months after the Bonus Date.
(iii)	The Option Holder ceasing to hold the office or employment by virtue of which he is eligible to participate in this Scheme before the Bonus Date under the rRelevant Savings Contract by reason of injury, disability, redundancy (within the meaning of the Employment Protection Rights (Consolidation) Act 197896) or retirement on reaching the Specified Age or any other age at which he is bound to retire in accordance with the terms of his contract of employment.	Within six months after the Option Holder ceasing to hold that office or employment or within six months after the Bonus Date, whichever period terminates earlier.
(iv)	The Option Holder reaching the Specified Age before the Bonus Date under the relevant Savings Contract but continuing to hold the office or employment by virtue of which he is eligible to participate in this Scheme.	Within six months after the Option Holder reaches that age.

(v)	The Option Holder ceasing to hold the office or employment by virtue of which he is eligible to participate in this Scheme by reason only that:- (aa) his office or employment is in a company of which the Company ceases to have Control; or (bb) his office or employment relates to a business or part of a business which is transferred to a person which is neither an Associated Company of the Company nor a company of which the Company has Control.	Within six months after the Option Holder ceases to hold that office or employment or within six months after the Bonus Date, whichever period terminates earlier.

(c) If an Option Holder ceases more than three years after the Date of Grant to hold the office or employment by virtue of which he is eligible to participate in this Scheme, he may exercise his Option within six months of so ceasing or within six months after the Bonus Date, whichever period shall terminate earlier, unless he is dismissed, (or resigns in circumstances which would otherwise entitle his employer to dismiss him) for gross misconduct.

(d) If an Option Holder ceases to hold the office or employment by virtue of which he is eligible to participate in this Scheme in any circumstances other than those referred to in Rules 5(b), 5(c) and Rule 6, all his Options shall immediately lapse and cease to be exercisable.

(e) No person shall be treated for the purposes of Rules 5(b)(iii), 5(b)(v), 5(c) and/or 5(d) as ceasing to hold the office or employment by virtue of which he is eligible to participate in this Scheme until he ceases to hold an office or employment in the Company or an Associated Company of the Company or a company of which the Company has Control.

(ee) If at the Bonus Date a Participant holds an office or employment in a company which is not a Participating Company but which is:
i) an Associated Company; or
ii) a company of which the Company has Control,
an Option held by the Participant shall be exercisable for a period of 6 months from that Bonus Date.

(f) If an Option becomes exercisable before the Bonus Date pursuant to any of the provisions of Rules 5(b), 5(c) or Rule 6, that Option shall be exercisable over only that number of Shares the Aggregate Exercise Cost of which equals or is less than the repayment (including any Bonus and/or interest) received under the relevant Savings Contract, and shall upon exercise cease to be exercisable over any Shares in excess of that number.

(g) If in any circumstances other than those referred to in Rules 5(b) or 5(c) or Rule 6 an Option Holder who has not completed the payment of all of the monthly contributions under the relevant Savings Contract gives notice or is deemed to give notice under that Savings Contract that he intends to stop paying contributions that Option shall lapse and immediately cease to be exercisable.

(h) If in any circumstances other than those referred to in Rules 5(b) or 5(c) or Rule 6 the whole or any part of the contributions under the relevant Savings Contract is repaid to an Option Holder before the Bonus Date under the Savings Contract that Option shall lapse and immediately cease to be exercisable.

(i) Notwithstanding anything in or implied from this Scheme, if a period (other than the period arising from the circumstance referred to in Rule 5(b)(iv)) within which an Option Holder or his personal representative may exercise an Option in accordance with a relevant provision of this Scheme has expired without his having exercised that Option, then that Option shall lapse and immediately cease to be exercisable.

(j) No Option may be exercised by an Option Holder who is excluded from participation in the Scheme pursuant to paragraph 8 11 of Schedule 9 3.

RULE 7

For the purposes of Options granted pursuant to this Schedule I, Rule 7 shall not apply and any references to it elsewhere in these Rules shall be ignored.

RULE 8

The words "and any adjustment shall be subject to the prior approval of the Inland Revenue" shall be added to the end of Rule 8(a):

RULE 9

The following clause shall be added as Rule 9(f):

> "An Option may only be exercised over the number of Shares which may be purchased with an amount not exceeding the sum obtained by way of repayment under the relevant Savings Contract.".

RULE 11

The following clause shall be added as Rule 11(e):

> "If an alteration or addition is made at a time when the Rules and this Schedule I are approved by the Inland Revenue under Schedule 9 3 and if the alteration or addition is itself required to be approved by the Inland Revenue under Schedule 3 9, such alteration or addition shall not have effect until it has been so approved by the Inland Revenue.".

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Ref: 82-373

EMI GROUP PLC

EMI GROUP SHARE INCENTIVE PLAN

Adopted by the Board : [ ]

New Bridge Street Consultants
20 Little Britain
London EC1A 7DH

Inland Revenue reference: A[ ]
Date approved by Inland Revenue:

CONTENTS

THE EMI GROUP SHARE INCENTIVE PLAN

1. DEFINITIONS

(1) In this Plan, unless the context otherwise requires:

"**Accumulation Period**" means in relation to Partnership Shares, a period specified by the Board not exceeding twelve months during which the Trustees accumulate a Qualifying Employee's Partnership Share Money before acquiring Partnership Shares or repaying it to the employee;

"**Acquisition Date**" means:

(a) in relation to Partnership Shares, where there is no Accumulation Period, the date set by the Trustees in relation to the Award, being a date within 30 days after the last date on which the Partnership Share Money to be applied in acquiring the Partnership Shares was deducted;

(b) in relation to Partnership Shares, where there is an Accumulation Period, the date set by the Trustees in relation to the Award, being a date within 30 days after the end of the Accumulation Period which applies in relation to the Award; and

(c) in relation to Dividend Shares, the date set by the Trustees in relation to the acquisition of such Shares, being a date within 30 days after the dividend is received by them;

"**Associated Company**" has the same meaning as in paragraph 94 of the Schedule;

"**Award Date**" means in relation to Free Shares or Matching Shares, the date on which such Shares are awarded;

"**Award**" means:

(a) in relation to Free Shares and Matching Shares, the appropriation of Free Shares and Matching Shares in accordance with the Plan; and

(b) in relation to Partnership Shares, the acquisition of Partnership Shares on behalf of Qualifying Employees in accordance with the Plan;

"**the Board**" means the board of directors of the Company or a committee appointed by them;

"**Capital Receipt**" has the same meaning as in section 502 of ITEPA;

"**Close Company**" has the same meaning as in section 414 of the Taxes Act 1988 (as applied by paragraph 20(4) of the Schedule for the purposes of Rule 3(2));

"**the Company**" means EMI Group plc (registered in England No. 229231);

"**Connected Company**" has the same meaning as in paragraph 18 of the Schedule;

"**Control**" has the same meaning as in section 840 of the Taxes Act 1988;

"**Dealing Day**" means a day on which the London Stock Exchange is open for the transaction of business;

"**the Deed**" means the trust instrument intended to be made following the adoption of the Plan

"**Dividend Shares**" means Shares acquired on behalf of a Participant from reinvestment of dividends under Part D of the Plan and which are subject to the Plan;

"**Free Share Agreement**" means an agreement relating to Free Shares awarded under the Plan and entered into between a Participant and the Company;

"**Free Shares**" means Shares awarded under Part A of the Plan which are subject to the Plan;

"**Holding Period**" means:

(a) in relation to Free Shares, the period specified by the Board as mentioned in Rule 8(13);

(b) in relation to Matching Shares, the period specified by the Board as mentioned in Rule 10(5); and

(c) in relation to Dividend Shares, the period of three years from the Acquisition Date;

"**Initial Market Value**" means the Market Value of a Share on an Award Date and, where the Share is subject to a restriction or risk of forfeiture, the Market Value shall be determined without reference to that restriction or risk;

"**ITEPA**" means the Income Tax (Earnings and Pensions) Act 2003;

"**the London Stock Exchange**" means the London Stock Exchange plc;

"**Market Value**"

(a) where Shares are acquired on the market of the London Stock Exchange by the Trustees and all of the Shares acquired on that day are used on the same day for an award of Partnership Shares, Free Shares or Matching Shares or for Dividend Shares, the average cost per share of making that acquisition; or

(b) on any day, if the Shares to be awarded on that day were not all purchased by the Trustees on that day and the Shares have been admitted to the Daily Official List of the London Stock Exchange, the average of the middle market quotations of a Share as derived from the Daily Official List of the London Stock Exchange on the three preceding dealing days; or

(c) if the Shares have not been admitted to the Daily Official List of the London Stock Exchange, the market value of a Share determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed for the purposes of the Scheme with the Inland Revenue Shares Valuation on or before that day;

"**Matching Shares**" means Shares awarded under Part C of the Plan and which are subject to the Plan;

"**Material Interest**" has the same meaning as in paragraph 19 of the Schedule;

"**NICs**" means National Insurance contributions;

"**Participant**" means an individual who has received under the Plan an Award of Free Shares, Matching Shares or Partnership Shares, or on whose behalf Dividend Shares have been acquired;

"**Participating Company**" means the Company and any Subsidiary to which for the time being the Plan is expressed to extend by the Board;

"**Partnership Shares**" means Shares awarded under Part B of the Plan and which are subject to the Plan;

"**Partnership Share Agreement**" means an agreement relating to Partnership Shares (and if appropriate Matching Shares) awarded under this Plan which complies with Part 6 of the Schedule and which is entered into between a Participant and the Company;

"**Partnership Share Money**" means money deducted from a Qualifying Employee's Salary pursuant to a Partnership Share Agreement and held by the Trustees to acquire Partnership Shares or to be returned to such a person;

"**PAYE**" means the requirements of Pay As You Earn as prescribed by Part 11 of ITEPA or PAYE regulations under section 684 of ITEPA;

"**Performance Allowances**" means the criteria for an Award of Free Shares where:

(a) whether Shares are awarded; or

(b) the number or value of Shares awarded,

is conditional on performance targets being met;

"**the Plan**" means the EMI Group Share Incentive Plan as herein set out but subject to any alterations or additions made under Rule 6;

"**Plan Shares**" means:

(a) Free Shares, Matching Shares or Partnership Shares awarded to Participants;

(b) Dividend Shares acquired on behalf of Participants; and

(c) shares in relation to which paragraph 87(2) (*company reconstructions: new shares*) of the Schedule applies, in each case that remain subject to the Plan;

"**Plan Termination Notice**" means a notice issued under paragraph 89 of the Schedule;

"**Profit Sharing Scheme**" means a profit-sharing scheme approved by the Board of the Inland Revenue under Schedule 9 of the Taxes Act 1988;

"**Qualifying Company**" has the same meaning as in paragraph 17 of the Schedule;

"**Qualifying Corporate Bond**" has the same meaning as in section 117 of the Taxation of Chargeable Gains Act 1992;

"**Qualifying Employee**" means an employee who must be invited to participate in an Award in accordance with Rule 3(6) and any employee who the Company has invited in accordance with Rule 3(7);

"**Qualifying Period**" means:

(a) in the case of Free Shares, 18 months before the Award is made or such other period not exceeding that period as the Board may determine in relation to the Award;

(b) in the case of Partnership Shares and Matching Shares where there is an Accumulation Period, 6 months before the start of the Accumulation Period or such other period not exceeding that period as the Board may determine in relation to the Award; and

(c) in the case of Partnership Shares and Matching Shares where there is no Accumulation Period, 18 months before the deduction of Partnership Share Money relating to the Award or such other period not exceeding that period as the Board may determine in relation to the Award;

"**Redundancy**" has the same meaning as in the Employment Rights Act 1996;

"**Relevant Employment**" means employment by the Company or any Associated Company;

"**Retirement Age**" means 65 years;

"**Salary**" has the same meaning as in paragraph 43 of the Schedule;

"**the Schedule**" means Schedule 2 to ITEPA;

"**Shares**" means ordinary shares in the capital of the Company which comply with the conditions set out in paragraph 25 of the Schedule;

"**Subsidiary**" means a body corporate which is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985) and of which the Company has Control;

"**Tax Year**" means a year beginning on 6 April and ending on the following 5 April;

"**Taxes Act 1988**" means the Income and Corporation Taxes Act 1988;

"**the Trustees**" means the trustees or trustee for the time being of the Deed;

"**the Trust Fund**" means all assets transferred to the Trustees to be held on the terms of the Deed and the assets from time to time representing such assets, including any accumulations of income;

"**the Trust Period**" means the period of 80 years beginning with the date of the Deed;

"**the UKLA**" means the United Kingdom Listing Authority;

"UK Resident Taxpayer" has the same meaning as in paragraph 8(2) of the Schedule (employee resident and ordinarily resident in the UK).

(2) Any reference in this Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

(3) Words of the feminine gender shall include the masculine and vice versa and words in the singular shall include the plural and vice versa unless, in either case, the context otherwise requires or it is otherwise stated.

(4) Expressions in italics are for guidance only and do not form part of the Plan.

2. PURPOSE OF THE PLAN

The purpose of the Plan is to enable employees of Participating Companies to acquire Shares in the Company.

3. ELIGIBILITY OF INDIVIDUALS

(1) Individuals are eligible to participate in an Award only if:

(b) they have been employees of a Qualifying Company at all times during any Qualifying Period;

(c) they are so eligible on the relevant date(s) as set out in Rule 3(5); and

(d) they do not fail to be so eligible under any or all of Rules 3(2), 3(3) or 3(4).

(2) Individuals are not eligible to participate in an Award if they have, or within the preceding twelve months have had, a Material Interest in:

(a) a Close Company whose Shares may be awarded under the Plan; or

(b) a company which has Control of such a company or is a member of a consortium which owns such a company.

(3) Individuals are not eligible to participate in an Award of Shares in any Tax Year if in that Tax Year:

(a) they are at the same time to participate in an award of shares under another plan established by the Company or a Connected Company and approved under the Schedule; or

(b) in respect of an award of free shares, if they would have participated in such an award but for their failure to meet the relevant performance allowances.

(4) If an individual participates in an Award of Shares under the Plan in a Tax Year in which he has already participated in an Award of Shares under one or more other plans approved under the Schedule and established by the Company or a Connected Company then:

(a) Rule 8(4) (Maximum annual award of Free Shares)

(b) Rules 9(3) and 9(4) (*maximum award of Partnership Share Money deductions*)

(c) Rule 11(6) (*limit on amounts reinvested in Dividend Shares*)

apply as if the Plan and the other plan or plans were a single plan

(5) The relevant dates mentioned in Rule 3(1)(c) are:

(a) in the case of Free Shares, the date on which the Award of such shares is made;

(b) in the case of Partnership Shares or Matching Shares where there is no Accumulation Period, the date on which the Partnership Share Money relating to the Award is deducted; and

(c) in the case of Partnership Shares or Matching Shares where there is an Accumulation Period, the date on which the Partnership Share Money relating to the Award is first deducted.

Employees who must be invited to participate in Awards

(6) Individuals shall be invited to participate in the Plan if they meet the requirements in Rule 3(1) and are UK Resident Taxpayers.

Employees who may be invited to participate in Awards

(7) The Board may also invite any employee who meets the requirements in Rule 3(1) to participate in the Plan.

4. PARTICIPATION ON SAME TERMS

(1) Subject to Rules 8(10) to 8(12) (*Awards of Free Shares subject to Performance Allowances*), every Qualifying Employee who is invited to participate in this Plan shall be invited to participate on the same terms and those who do participate shall do so on the same terms.

(2) The Company may make an Award of Free Shares to Qualifying Employees by reference to their remuneration, length of service or hours worked.

(3) The Company may make an Award of Free Shares to Qualifying Employees by reference to Performance Allowances as set out in Rule 8(5).

5. LIMITS AND SHARES ALLOTTED UNDER THE PLAN

(1) The Directors shall determine how many shares shall be made available on any occasion for the purposes of the Plan provided that:-

(i) the total number of shares that may be issued on any day, when aggregated with the number of shares previously issued under the Plan or any other plan (other than a share option scheme) or which have been issued or remain issuable pursuant to share options or other rights granted within the period of 10 years immediately prior to that date, shall not exceed ten per cent of the shares in issue on that date; and

(ii) for the purposes of this Rule 5(1), options or rights under any other scheme established by the Company which have lapsed become void or been cancelled are to be ignored

(2) No Awards can be made until the Plan has been approved by the Inland Revenue and no Awards shall be made after the tenth anniversary of the Plan's adoption by the Board.

6. ALTERATIONS

(1) Subject to Rule 6(2), the Board may, with the Trustees' written consent, at any time alter this Plan in any respect provided that, if such an alteration is made at a time when this Plan is approved by the Inland Revenue under the Schedule, any alteration to a "key feature" (as defined in paragraph 84(6) of the Schedule) shall not have effect unless and until the written approval of the Inland Revenue has been obtained in accordance with paragraph 81 of the Schedule.

(2) Subject to Rule 6(3) no alteration to the advantage of the persons who may participate in the Plan shall be made under Rule 6(1) to Rules 3, 4 or 5, without the prior approval by ordinary resolution of the members of the Company in general meeting.

(3) Rule 6(2) shall not apply to any minor alteration to benefit the administration of this Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, the Company, the Trustees or any Subsidiary.

7. MISCELLANEOUS

(1) The rights and obligations of any individual under the terms of his employment with the Company or a Subsidiary shall not be affected by his participation in this Plan or any right which he may have to participate in it, and an individual who participates in it shall and does by participating in this Plan waive all and any rights to compensation or damages in consequence of the termination of his employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under this Plan as a result of such termination.

(2) Except where required by law, no money or money's worth received by any individual under this Plan shall form part of his remuneration for any purpose whatsoever.

(3) In the event of any dispute or disagreement as to the interpretation of this Plan, or as to any question or right arising from or related to this Plan, the decision of the Board shall be final and binding upon all persons.

(4) Any notice or other communication under or in connection with this Plan may be given by personal delivery, by electronic communication or by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is an employee of a Participating Company, to his last known postal address, to the postal address of the place of business at which he performs the whole or substantially the whole of the duties of his employment or in the absence of their being such a place, the place of business to which regular correspondence in connection with his employment is sent, or to his allocated corporate email address.

(5) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purpose of the Plan or enter into any guarantee or indemnity for these purposes, to the extent permitted by the Companies Act 1985.

(6) The Board shall determine when Awards shall be made, the type of Awards that shall be made at that time, and subject to the rules of the Plan, the terms of those Awards, and nothing in these Rules should be interpreted as conferring any obligation on the Company to make Awards on a regular basis or replicate the terms of Awards previously made under the Plan.

(7) The Board may terminate the Plan at any time and following such termination no further Awards shall be made. For the avoidance of doubt, such termination shall not affect the rights and obligations of Participants in respect of Awards granted prior to the date of the Plan's termination.

(8) No benefit received by a Participant under the Plan shall be pensionable and for the avoidance of doubt, if an employee invests his or her own normal salary in buying Partnership Shares this will not reduce the pension benefits provided by the Company except to the extent required by law.

(9) The Plan and all Awards made under it shall be governed and construed in accordance with English law.

PART A

8. **FREE SHARES**

(1) If and when a decision is made to make an Award of Free Shares, every Qualifying Employee shall be invited to enter into a Free Share Agreement with the Company.

(2) The Trustees, acting with the prior consent of the Board, may from time to time award Free Shares.

(3) The number of Free Shares to be awarded by the Trustees to each Qualifying Employee on an Award Date shall be determined by the Board in accordance with this Rule 8.

Maximum annual Award

(4) The Initial Market Value of the Shares awarded to a Qualifying Employee in any Tax Year shall not exceed £3,000 or such other limit as may be permitted by the Schedule from time to time.

Allocation of Free Shares by reference to performance

(5) The Board may stipulate that the number of Free Shares (if any) to be awarded to each Qualifying Employee on a given Award Date shall be determined by reference to Performance Allowances. For the avoidance of doubt, it is hereby confirmed that an Award of Free Shares pursuant to Rule 8(2) shall not be considered to involve the application of Performance Allowances, notwithstanding that the number of Free Shares awarded may vary according to the performance of the Company.

(6) If Performance Allowances are used, they shall apply to all Qualifying Employees participating in that Award.

(7) Where Performance Allowances are used:

(a) they shall be determined by reference to such fair and objective measures hereinafter referred to as "performance measures" relating to business results or such other objective criteria as the Board shall determine over such period as the Board shall specify; and

(b) performance targets shall be set for performance units of one or more employees (provided that an employee shall not be a member of more than one performance unit).

(8) Where the Board decides to use Performance Allowances it shall, as soon as reasonably practicable:

(a) notify each Qualifying Employee participating in the Award of the performance targets and measures which, under the Plan, shall be used to determine the number or value of Free Shares awarded to him; and

(b) notify all Qualifying Employees of any Participating Company, in general terms, of the performance targets and measures to be used to determine the number or value of Free Shares to be awarded to each Participant in the Award provided that the Board may exclude from such notice any information the disclosure of which the Board reasonably considers would prejudice commercial confidentiality.

(9) The Board shall determine the number of Free Shares (if any) to be awarded to each Qualifying Employee by reference to performance using "Method 1" (Rules 8(10) and 8(11)) or "Method 2" (Rule 8(12)). The same method shall be used for all Qualifying Employees for each Award.

Performance Allowances: Method 1

(10) Subject to Rule 8(11), by Method 1:

(a) at least 20% of Free Shares awarded in any performance period shall be awarded without reference to performance;

(b) the remaining Free Shares shall be awarded by reference to performance; and

(c) the highest Award made to an individual by reference to performance in that period shall be no more than four times the highest Award to an individual without reference to performance.

(11) If Method 1 is used:

(a) the Free Shares awarded without reference to performance (pursuant to Rule 8(10)(a)) shall be awarded on the same terms as mentioned in Rule 4; and

(b) the Free Shares awarded by reference to performance (pursuant to Rule 8(10)(b)) need not be allocated on the same terms as mentioned in Rule 4.

Performance Allowances: Method 2

(12) By Method 2:

(a) some or all Free Shares shall be awarded by reference to performance;

(b) the Award of Free Shares to Qualifying Employees who are members of the same performance unit shall be made on the same terms as mentioned in Rule 4;

(c) the performance targets (within the meaning of Rule 8(7)(b) above) must be consistent targets within the meaning of paragraph 42(b) of Schedule 8 (*targets which at the time they are set can reasonably be viewed as being comparable in terms of the likelihood of their being met by the performance units to which they apply*);

(d) Free Shares awarded to each performance unit shall be treated as separate Awards and there is no requirement for Awards of Free Shares made to members of different performance units to be on the same terms.

Holding Period for Free Shares

(13) The Board shall, in relation to each Award Date, specify a Holding Period throughout which a Participant shall be bound by the terms of the Free Share Agreement:

(a) to permit the Free Shares awarded to him to remain in the hands of the Trustee; and

(b) not to assign, change or otherwise dispose of the beneficial interest in the Free Shares

(14) The Holding Period shall, in relation to each Award, be a specified period of not less than three years nor more than five years (or such other periods required by paragraph 36 of the Schedule from time to time), beginning with the Award Date and shall be the same for all Participants who receive an Award at the same time. The Holding Period shall not be increased in respect of Free Shares already awarded under the Plan.

(15) A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Free Shares if the acceptance or agreement shall result in a new holding being equated with those shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Free Shares if the offer forms part of such a general offer as is mentioned in Rule 8(15)(c)); or

(c) to accept an offer of cash, with or without other assets, for his Free Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his shares, or to holders of shares in the same company and which is made in the first instance on a condition such that if it is satisfied the person making the offer shall have control of that company, within the meaning of section 416 of the Taxes Act 1988; or

(d) to agree to a transaction affecting his Free Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

(i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

(ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in a plan approved under the Schedule.

PART B

9. PARTNERSHIP SHARES

(1) The Board may at any time invite every Qualifying Employee to enter into a Partnership Share Agreement with the Company under which:

(a) the Qualifying Employee authorises his employer company to deduct part of his Salary for the purchase of Partnership Shares; and

(b) the Company undertakes to arrange for Partnership Shares to be awarded under the Plan.

(2) Partnership Shares shall not be subject to any provision under which they may be forfeited.

Maximum amount of deductions

(3) Subject to Rule 9(4), the amount of Partnership Share Money deducted from a Qualifying Employee's Salary shall not exceed £1,500 in any Tax Year (or such other maximum amount as may for the time being be permitted by paragraph 46(1) of the Schedule).

(4) The amount of Partnership Share Money deducted from a Qualifying Employee's Salary for any Tax Year shall not exceed 10% (or such other maximum amount as may for the time being be permitted by paragraph 46(2) of the Schedule) of the Qualifying Employee's Salary for the Tax Year.

(5) The Board may set lower limits than those specified in Rules 9(3) and 9(4).

(6) A lower limit set by the Board in respect of the limit in Rule 9(4) may be framed:

(a) by substituting a lower percentage than that specified in Rule 9(4);

(b) by specifying that a particular description of earnings is not to be regarded as forming part of a Qualifying Employee's Salary for the purposes of the limit.

(7) Any amount deducted in excess of that allowed by Rule 9(3) or 9(4) shall be paid over to the relevant employee, subject to both deduction of income tax under PAYE and NICs, as soon as practicable.

Minimum amount of deductions

(8) The minimum amount to be deducted under the Partnership Share Agreement on any occasion shall be the same in relation to all Partnership Share Agreements entered into in response to invitations issued on the same occasion. The minimum amount shall not be greater than £10 (or such other minimum amount as may for the time being be permitted by paragraph 47(2) of the Schedule).

Notice of possible effect of deductions on benefit entitlement

(9) Every Partnership Share Agreement shall contain a notice under paragraph 48 of the Schedule.

Restriction imposed on number of Shares awarded

(10) Subject to Rules 9(3) and 9(4), the Board may specify the maximum number of Shares or the maximum amount of individual deductions to be offered in an Award of Partnership Shares.

(11) The Partnership Share Agreement shall contain an undertaking by the Company to notify each Qualifying Employee of any restriction on the number of Shares to be included in an Award.

(12) The notification in Rule 9(11) shall be given:

(a) if there is no Accumulation Period, before the deduction of the Partnership Share Money relating to the Award; and

(b) if there is an Accumulation Period, before the beginning of the Accumulation Period relating to the Award.

Payment of deductions to the Trustees

(13) The Participating Companies shall, as soon as practicable after deduction from Salary, pass the Partnership Share Money to the Trustees.

Plan with no Accumulation Period

(14) If there is no Accumulation Period, the Trustees shall apply Partnership Share Money to acquire Shares on behalf of the Qualifying Employee on the Acquisition Date. The number of Shares awarded to each Participant shall be determined in accordance with the Market Value of the Shares on that date.

Plan with Accumulation Period

(15) If there is an Accumulation Period, the Trustees shall apply the Partnership Share Money to acquire Shares on behalf of the Qualifying Employee on the Acquisition Date.

(16) The number of Shares acquired on behalf of each Participant shall be determined by reference to the lower of:

(a) the Market Value of the Shares at the beginning of the Accumulation Period; and

(b) the Market Value of the Shares on the Acquisition Date.

(17) If a transaction occurs during an Accumulation Period which results in a new holding of shares being equated for the purposes of capital gains tax with any of the Shares to be acquired under the Partnership Share Agreement, the Participant may agree that the Partnership Share Agreement shall have effect after the time of that transaction as if it were an agreement for the purchase of shares comprised in the new holding.

Surplus Partnership Share Money

(18) Any surplus Partnership Share Money remaining after the acquisition of Shares by the Trustees:

(a) may, with the agreement of the Participant, be carried forward to the next deduction (where there is no Accumulation Period) or to the next Accumulation Period (where there is an Accumulation Period); and

(b) in any other case, shall be paid over to the Participant, subject to both deduction of

Scaling down

(19) If the Company receives applications for Partnership Shares exceeding the Award maximum determined in accordance with Rule 9(10) then the following steps shall be taken in sequence until the excess is eliminated:

Step 1. the excess of the monthly deduction chosen by each applicant over the amount specified in accordance with Rule 9(8) shall be reduced pro rata;

Step 2. all monthly deductions shall be reduced to the amount specified in accordance with Rule 9(8); and

Step 3. no such Awards shall be made for that period.

Each application shall be deemed to have been modified or withdrawn in accordance with the foregoing provisions, and each employee who has applied for Partnership Shares shall be notified of the change.

Withdrawal from Partnership Share Agreement

(20) An employee may withdraw from a Partnership Share Agreement at any time by notice in writing to the Company. Unless a later date is specified in the notice, such a notice shall take effect 30 days after the Company receives it. Any Partnership Share Money then held on behalf of an employee shall be paid over to that employee as soon as practicable. This payment shall be subject to income tax under PAYE and NICs.

Repayment of Partnership Share Money on withdrawal of approval or Termination

(21) If approval to the Plan is withdrawn or a Plan Termination Notice is issued in respect of the Plan, any Partnership Share Money held on behalf of employees shall be repaid to them as soon as practicable, subject to deduction of income tax under PAYE and NICs.

Stopping and Restarting deductions

(22) An employee may at any time give notice in writing to the Company to stop deductions under the Partnership Share Agreement. Unless a later date is specified in the notice the Company will ensure within 30 days of receiving the notice that no further deductions are made under the Partnership Share Agreement.

(23) An employee who has stopped deductions may subsequently give notice in writing to the Company to restart deductions under the Partnership Share Agreement but the employee may not make up any deductions that have been missed. An employee may not restart deductions more than once in any Accumulation Period. On receipt of a restart notice the Company will ensure that deductions are restarted under the Partnership Share Agreement not later than the re-start date within the meaning of paragraph 54(6) of the Schedule (*the date of the first deduction due under the Partnership Share Agreement more than 30 days after receipt of the notice to restart deductions*).

Access to Partnership Shares

(24) When Partnership Shares have been awarded to a Participant, the Participant may at any time withdraw any or all of the Partnership Shares from the Plan.

PART C

10. MATCHING SHARES

(1) The Partnership Share Agreement sets out the basis on which a Participant is entitled to Matching Shares in accordance with this Part C of the Plan.

General requirements for Matching Shares

(2) Matching Shares shall:

(a) be Shares of the same class and carrying the same rights as the Partnership Shares to which they relate;

(b) subject to Rule 10(4), be awarded on the same day as the Partnership Shares to which they relate are acquired on behalf of the Participant; and

(c) be awarded to all Participants on exactly the same basis.

Ratio of Matching Shares to Partnership Shares

(3) The Partnership Share Agreement shall specify the ratio of Matching Shares to Partnership Shares for the time being offered by the Company and that ratio shall not exceed 2:1 (or such other ratio as may for the time being be permitted by paragraph 60 of the Schedule). The Board may vary the ratio before Partnership Shares are acquired. Employees shall be notified of the terms of any such variation before the Partnership Shares are awarded under the Partnership Share Agreement.

(4) If the Partnership Shares on the day on which they are awarded under the Partnership Share Agreement do not produce a whole number of Matching Shares, only the rounded down whole number of Matching Shares shall be appropriated at that time and the unmatched number of Partnership Shares shall be carried forward until further Partnership Shares have been acquired.

Holding Period for Matching Shares

(5) The Board shall, in relation to each Award Date, specify a Holding Period throughout which a Participant shall be bound by the terms of the Partnership Share Agreement.

(6) The Holding Period shall, in relation to each Award, be a specified period of not less than three years nor more than five years (or such other periods required by paragraph 36 of the Schedule from time to time), beginning with the Award Date and shall be the same for all Participants who receive an Award at the same time. The Holding Period shall not be increased in respect of Matching Shares awarded under the Plan.

(7) A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Matching Shares if the acceptance or agreement shall result in a new holding being equated with those original Shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Matching Shares if the offer forms part of such a general offer as is mentioned in Rule 10(7)(c); or

(c) to accept an offer of cash, with or without other assets, for his Matching Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his shares or to the holders of shares in the same company, and which is made in the first instance on a condition such that if it is satisfied the person making the offer shall have control of that company, within the meaning of section 416 of the Taxes Act 1988; or

(d) to agree to a transaction affecting his Matching Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

(i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

(ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in a plan approved under the Schedule.

PART D

11. **DIVIDEND SHARES**

Reinvestment of cash dividends

(1) The Free Share Agreement or Partnership Share Agreement, as appropriate, shall set out the rights and obligations of Participants receiving Dividend Shares under the Plan.

(2) The Board may direct that any cash dividend in respect of Plan Shares held on behalf of Participants may be applied in acquiring further Plan Shares on their behalf.

(3) Dividend Shares shall be Shares:

(a) of the same class and carrying the same rights as the Shares in respect of which the dividend is paid; and

(b) which are not subject to any provision for forfeiture.

(4) The Board may decide to:

(a) apply all Participants' dividends, up to the limit specified in Rule 11(6), to acquire Dividend Shares;

(b) to pay all dividends in cash to all Participants; or

(c) to offer Participants the choice of either 11(4)(a) or 11(4)(b).

(5) The Board may revoke any direction for reinvestment of cash dividends.

(6) The amount applied by the Trustees in acquiring Dividend Shares shall not exceed £1,500 per Participant in each Tax Year (or such other limit specified from time to time in paragraph 64(1) of the Schedule). For the purposes of this Rule 11, the Dividend Shares are those acquired under this Plan and those acquired under any other plan approved under the Schedule. In exercising their powers in relation to the acquisition of Dividend Shares the Trustees must treat Participants fairly and equally.

(7) If the amounts received by the Trustees exceed the limit in Rule 11(6), the balance shall be paid to the Participant as soon as practicable.

(8) Where applicable, the Trustees shall apply all the cash dividend to acquire Shares on behalf of the Participant on the Acquisition Date. The number of Dividend Shares acquired on behalf of each Participant shall be determined by the Market Value of the Shares on the Acquisition Date.

Certain amounts not reinvested to be carried forward

(9) Subject to Rule 11(7), any amount that is not reinvested:

(a) because the amount of the cash dividend is insufficient to acquire a Share; or

(b) because there is an amount remaining after acquiring the Dividend Shares,

may be retained by the Trustees and carried forward to be added to the amount of the next cash dividend to be reinvested.

(10) If, during the period of three years beginning with the date on which the dividend was paid:

(a) it is not reinvested; or

(b) the Participant ceases to be in Relevant Employment; or

(c) a Plan Termination Notice is issued,

the amount shall be repaid to the Participant as soon as practicable. On making such a payment, the Participant shall be provided with the information specified in section 234A(4) to (11) of the Taxes Act 1988 (*information relating to distributions to be provided by nominee*) as if it were a payment to which sub-section 4(b) of that section applies.

Cash Dividends where no requirement to re-invest

(11) Any cash dividends which are not required to be reinvested under the Plan in respect of Plan Shares held on behalf of a Participant must be paid over to the Participant as soon as practicable.

Holding Period for Dividend Shares

(12) The Holding Period shall be a period of three years (or such other period required by paragraph 67 of the Schedule from time to time), beginning with the Acquisition Date.

(13) A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Dividend Shares if the acceptance or agreement shall result in a new holding being equated with those shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Dividend Shares if the offer forms part of such a general offer as is mentioned in paragraph 11(12)(c); or

(c) to accept an offer of cash, with our without other assets, for his Dividend Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his shares or to holders of shares in the same company, and which is made in the first instance on a condition such that if it is satisfied the person making the offer shall have control of that company, within the meaning of section 416 of the Taxes Act 1988; or

(d) to agree to a transaction affecting his Dividend Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

(i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

(ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in a plan approved under the Schedule.

(14) Where a Participant is charged to tax in the event of their Dividend Shares ceasing to be subject to the Plan, they shall be provided with the information specified in section 234A(4) to (11) of the Taxes Act 1988 (*information relating to distributions to be provided by nominee*) as if it were a payment to which sub-section 4(b) of that section applies.

PART E

12. **PROVISION FOR FORFEITURE**

(1) If the Board so specifies in relation to an Award under the Plan a Participant shall cease to be beneficially entitled to some or all of the Free Shares or Matching Shares appropriated to that Participant in that Award on:

(a) the Participant ceasing to be in Relevant Employment at any time in the forfeiture period;

(b) the Participant withdrawing those Plan Shares from the Plan at any time in the forfeiture period; or

(c) in the case of Matching Shares, on the Participant withdrawing the Partnership Shares in respect of which these shares were awarded from the Plan within the forfeiture period,

otherwise than by reason of a permitted reason.

(2) For the purposes of Rule 12(1) a "**permitted reason**" is:

(a) injury;

(b) disability;

(c) a transfer to which the Transfer of Undertakings (Protection of Employment) Regulations 1981 would apply (or would apply if the transfer took place in the UK);

(d) the company by which the Participant is employed ceasing to be an Associated Company of the Company;

(e) Redundancy;

(f) retirement at or after the Retirement Age; or

(g) death.

(3) In Rule 12(1) "**the forfeiture period**" means the forfeiture period specified by the Board being a period of not more than three years beginning with the date on which the shares were awarded to the Participant.

(4) Forfeiture may not be linked to the performance of any person or persons.

(5) The same provision for forfeiture must apply in relation to all Free or Matching Shares included in the same Award under the Plan.

PART F

13. **COMPANY RECONSTRUCTIONS**

(1) The following provisions of this Rule 13 apply if there occurs in relation to any of a Participant's Plan Shares (referred to in this Rule 13 as "the Original Holding"):

(a) a transaction which results in a new holding (referred to in this Rule 13 as "the New Holding") being equated with the Original Holding for the purposes of capital gains tax; or

(b) a transaction which would have that result but for the fact that what would be the new holding consists of or includes a Qualifying Corporate Bond.

(2) If an issue of shares of any of the following description (in respect of which a charge to income tax arises) is made as part of a company reconstruction, those shares shall be treated for the purposes of this Rule as not forming part of the New Holding:

(a) redeemable shares or securities issued as mentioned in section 209(2)(c) of the Taxes Act 1988 (*distributions*);

(b) share capital issued in circumstances such that section 210(1) of the Taxes Act 1988 (*bonus issues*) applies; or

(c) share capital to which section 249 of the Taxes Act 1988 (*stock dividends*) applies.

(3) In this Rule 13:

"**Corresponding Shares**" in relation to any New Shares, means the Shares in respect of which the New Shares are issued or which the New Shares otherwise represent;

"**New Shares**" means shares comprised in the New Holding which were issued in respect of, or otherwise represent, shares comprised in the Original Holding.

(4) Subject to the following provisions of this Rule 13, references in this Plan to a Participant's Plan Shares shall be respectively construed, after the time of the company reconstruction, as being or, as the case may be, as including references to any New Shares.

(5) For the purposes of the Plan:

(a) a company reconstruction shall be treated as not involving a disposal of shares comprised in the Original Holding; and

(b) the date on which any New Shares are to be treated as having been appropriated to or acquired on behalf of the Participant shall be that on which Corresponding Shares were so appropriated or acquired.

(6) In the context of a New Holding, any reference in this Rule 13 to shares includes securities and rights of any description which form part of the New Holding for the purposes of Chapter II of Part IV of the Taxation of Chargeable Gains Act 1992.

14. RIGHTS ISSUES

(1) Any shares or securities allotted under clause 10 of the Deed shall be treated as Plan Shares identical to the shares in respect of which the rights were conferred and shall be treated as if they were awarded to or acquired on behalf of the Participant under the Plan in the same way and at the same time as those shares.

(2) Rule 14(1) does not apply:

(a) to shares and securities allotted as the result of taking up a rights issue where the funds to exercise those rights were obtained otherwise than by virtue of the Trustees disposing of rights in accordance with this rule; or

(b) where the rights to a share issue attributed to Plan Shares are different from the rights attributed to other ordinary shares of the Company.

And in these circumstances any shares, securities or rights allotted are not Plan Shares, and Sections 127 to 130 of TCGA 1992 (*re-organisation of share capital etc*) do not apply in relation to them.

PART G

15. **PARTICIPANT CEASING TO BE IN RELEVANT EMPLOYMENT**

(1) If a Participant ceases to be in Relevant Employment then (subject to the Trustees selling shares in accordance with their PAYE obligations) his Plan Shares (or any balance of his Plan Shares after the Trustees have discharged their PAYE obligations) shall be transferred to him by the Trustees as soon as reasonably practical.

(2) If a Qualifying Employee ceases to be in Relevant Employment during an Accumulation Period any Partnership Share Money deducted in the Accumulation Period from that person's Salary is (subject to the Trustees meeting their PAYE obligations) to be paid over to the Qualifying Employee as soon as practicable.

(3) For the purposes of this Plan, a Participant shall not be treated as ceasing to be in Relevant Employment until such time as he is no longer an employee of the Company or any Associated Company.

16. **PAYE LIABILITY**

(1) The Trustees may dispose of a Participant's Plan Shares or accept a sum from the Participant in order to meet any PAYE liability in the circumstances provided in section 510 of ITEPA (*PAYE: shares ceasing to be subject to the plan*).

(2) Where the Trustees receive a sum of money which constitutes a Capital Receipt in respect of which a Participant is chargeable to income tax under Schedule E, the Trustees shall pay to the employer a sum equal to that on which income tax is so payable, unless the provisions of Section 514 of ITEPA apply (*Capital Receipts, deductions by Trustees*).

(3) The Trustees shall maintain records necessary to enable them to carry out their PAYE obligations, and the PAYE obligations of the employer company so far as they relate to the Plan.

(4) Where the Participant becomes liable to income tax pursuant to the Plan under Schedule E, Case V of Schedule D, or Schedule F, the Trustees shall inform the Participant of any facts which are relevant to determining that liability.

Ref: 82-373

Dated ______________________ 2004

EMI GROUP plc

and

TRUST DEED

relating to the

EMI GROUP SHARE INCENTIVE PLAN

Approved by shareholders : [13 July 2004]

CONTENTS

THIS TRUST DEED made the day of Two Thousand and Four

BETWEEN:

(1) EMI GROUP PLC registered in England and Wales No. 229231 (hereinafter called the "**Company**") whose registered office is situated at 27 Wrights Lane, London W8 5SW and

(2) [ ] registered in England under company number [ ], whose registered office is situated at [ ] (hereinafter called the "**Trustees**" which expression unless the context otherwise requires shall include the trustees or trustee for the time being) .

WHEREAS:

(A) The purpose of this Deed is to establish a trust for the employees' share plan known as the EMI Group Share Incentive Plan (the "**Plan**") which satisfies Schedule 2 to Income Tax (Earnings & Pensions) Act 2003 (the "**Schedule**").

(B) The Plan consists of this Deed and the attached Rules and Appendices. The definitions in the Rules apply to this Deed. The Company shall from time to time determine which of parts A to E of the Rules shall have effect.

(C) It is intended that under the Plan sums will from time to time be paid by the Participating Companies to the Trustees to be applied by the Trustees in the acquisition of shares in the Company for appropriation to individuals who participate in the Plan.

NOW THIS DEED WITNESSETH as follows:

1. **THE TRUST FUND**

1.1 The Company and the Trustees have agreed that all the Shares and other assets which are issued to or transferred to the Trustees are to be held on the trusts declared by this Deed, and subject to the terms of the Rules. When Shares or assets are transferred to the Trustees by any Participating Company with the intention of being held as part of the Plan they shall be held upon the trusts and provisions of this Deed and the Rules.

1.2 The Trustees shall hold the Trust Fund upon the following trusts namely:

(a) as to Shares which have not been awarded to Participants ("Unawarded Shares") upon trust during the Trust Period to allocate those Shares in accordance with the terms of this Deed and the Rules;

(b) as to Shares which have been awarded to a Participant ("Plan Shares") upon trust for the benefit of that Participant on the terms and conditions set out in the Rules;

(c) as to Partnership Share Money upon trust to purchase Shares for the benefit of the contributing Qualifying Employee in accordance with the Rules; and

(d) as to other assets ("Surplus Assets") upon trust to use them to purchase further Shares to be held on the trusts declared in 1.2.(a) above, at such time during the Trust Period and on such terms as the Trustees in their absolute discretion think fit.

1.3 The income of Unawarded Shares and Surplus Assets shall be accumulated by Trustees and added to, and held upon the trusts applying to Surplus Assets.

1.4 The income of Plan Shares and Partnership Share Money shall be dealt with in accordance with the Rules.

1.5 The perpetuity period in respect of the trusts and powers declared by this Deed and the Rules shall be the period of 80 years from the date of this Deed.

2. NUMBER OF TRUSTEES

Unless a corporate Trustee is appointed, there shall always be at least two Trustees. Where there is no corporate Trustee, and the number of Trustees fall below two, the continuing Trustee has the power to act only to achieve the appointment of a new Trustee.

3. INFORMATION

The Trustees shall be entitled to rely on information supplied by the Company in respect of the eligibility of any person to become or remain a Participant in the Plan.

4. RESIDENCE OF TRUSTEES

Every Trustee shall be resident in the United Kingdom. The Company shall immediately remove any Trustee who ceases to be so resident and, if necessary, appoint a replacement.

5. CHANGE OF TRUSTEES

5.1 The statutory power of appointing new and additional Trustees shall be vested in the Company.

5.2 In addition to the said statutory power the Company shall have power at any time by deed to appoint any person to be an additional Trustee notwithstanding that the effect of any such appointment is to increase the number of Trustees beyond four.

5.3 The Company may at any time by deed remove any Trustee and any Trustee may at any time by giving not less than thirty days notice in writing to the Company retire (and so that if after such removal or retirement there shall be no continuing trustee hereof the Company shall forthwith appoint a new trustee hereof in place of such removed or retired trustee).

5.4 The provisions of sections 37 and 39 of the Trustee Act 1925 shall apply as if any reference therein to a trust corporation were a reference to a corporation carrying on trust business.

6. INVESTMENT AND DEALING WITH TRUST ASSETS

6.1 Save as otherwise provided for by the Plan, the Trustees shall not sell or otherwise dispose of Plan Shares.

6.2 The Trustees shall obey any directions given by a Participant in accordance with the Rules in relation to his Plan Shares and any rights and income relating to those Shares. In the absence of any such direction, or provision by the Plan, the Trustees shall take no action.

6.3 The Participating Companies shall, as soon as practicable after deduction from Salary, pass the Partnership Share Money to the Trustees who will put the money into an account with:

(a) a person falling within section 840A(1)(b) of the Taxes Act 1988;

(b) a building society; or

(c) a firm falling within section 840A(1)(c) of Taxes Act 1988.

until it is either used to acquire Partnership Shares on the Acquisition Date, or, in accordance with the Plan, returned to the individual from whose Salary the Partnership Share money has been deducted.

6.4 The Trustees shall pass on any interest arising on this invested money to the individual from whose Salary the Partnership Share Money has been deducted.

6.5 The Trustees may either retain or sell Unawarded Shares at their absolute discretion. The proceeds of any sale of Unawarded Shares shall form part of Surplus Assets.

6.6 The Trustees shall have all the powers of investment of a beneficial owner in relation to Surplus Assets.

6.7 The Trustees shall not be under any liability to the Participating Companies or to current or former Qualifying Employees by reason of a failure to diversify investments, which results from the retention of Plan or Unawarded Shares.

6.8 The Trustees may delegate powers, duties or discretions to any persons and on any terms. No delegation made under this clause shall divest the Trustees of their responsibilities under this Deed or under the Schedule.

6.9 The Trustees may allow any Shares to be registered in the name of an appointed nominee provided that such Shares shall be registered in a designated account. Such registration shall not divest the Trustees of their responsibilities under this Deed or the Schedule.

6.10 The Trustees may at any time, and shall if the Company so directs, revoke any delegation made under this clause or require any Plan assets held by another person to be returned to the Trustees, or both.

6.11 The Trustees shall be obliged to waive and do hereby waive all of any dividend per share due or to become due at any time or times in the future in respect of any Unawarded Shares in the Company in the Trust Fund (and which the Trustees are not obliged to transfer cum dividend) unless requested to do otherwise by the Company in writing.

7. LOANS TO TRUSTEES

The Trustees shall have the power to borrow money for the purpose of:

(a) acquiring Shares; and

(b) paying any other expenses properly incurred by the Trustees in administering the Plan.

8. SHARES FROM QUALIFYING SHARE OWNERSHIP TRUSTS

Where Shares are transferred to the Trustees in accordance with paragraph 78 of the Schedule, they shall award such Shares only as Free and Matching Shares, and in priority to other available Shares.

9. TRUSTEES' OBLIGATIONS UNDER THE PLAN

Notice of Award of Free and Matching Shares

9.1 As soon as practicable after Free and Matching Shares have been awarded to a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those Shares;

(b) their Initial Market Value on the date of Award; and

(c) the Holding Period applicable to them.

Notice of Award of Partnership Shares

9.2 As soon as practicable after any Partnership Shares have been acquired for a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those Shares;

(b) the amount of money applied by the Trustees in acquiring those shares on behalf of the Participant; and

(c) the Market Value at the Acquisition Date.

Notice of acquisition of Dividend Shares

9.3 As soon as practicable after Dividend Shares have been acquired on behalf of a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those shares;

(b) their Market Value on the Acquisition Date;

(c) the Holding Period applicable to them; and

(d) any amount not reinvested and carried forward for acquisition of further Dividend Shares.

Notice of any foreign tax deducted after dividend paid

9.4 Where any foreign cash dividend is received in respect of Plan Shares held on behalf of a Participant, the Trustees shall give the Participant notice of the amount of any foreign tax deducted from the dividend before it was paid.

Restrictions during the Holding Period

9.5 During the Holding Period the Trustees shall not dispose of any Free, Matching or Dividend Shares (whether by transfer to the employee or otherwise) except as allowed by the following paragraphs of the Schedule:

(a) paragraph 37 (power of Trustees to accept general offers etc.);

(b) paragraph 77 (power of Trustees to raise funds to subscribe for rights issue);

(c) paragraph 79 (meeting PAYE obligations); and

(d) paragraph 90(5) (termination of plan: early removal of shares with participant's consent).

PAYE Liability etc.

9.6 The Trustees may dispose of a Participant's Plan Shares or accept a sum from the Participant in order to meet any PAYE liability in the circumstances provided in section 510 of ITEPA (*PAYE: shares ceasing to be subject to the plan*).

9.7 Where the Trustees receive a sum of money which constitutes a Capital Receipt in respect of which a Participant is chargeable to income tax under ITEPA, the Trustees shall pay to the employer a sum equal to that on which income tax is so payable, unless the provisions of Section 514 of ITEPA apply *(capital receipts, deductions by Trustees)*.

9.8 The Trustees shall maintain the records necessary to enable them to carry out their PAYE obligations, and the PAYE obligations of any Qualifying Company so far as they relate to the Plan.

9.9 Where the Participant becomes liable to income tax pursuant to the Plan under ITEPA, Case V of Schedule D, or Schedule F, the Trustees shall inform the Participant of any facts which are relevant to determining that liability.

Money's worth received by Trustees

9.10 The Trustees shall pay over to the Participant as soon as is practicable, any money or money's worth received by them in respect of or by reference to any shares, other than new shares within paragraph 86 of the Schedule (company reconstructions) subject to:

(a) the provisions of Part 8 of the Schedule (dividend reinvestment);

(b) the Trustees obligations under sections 510 to 514 of the Income Tax (Earnings & Pensions) Act 2003 (PAYE: obligations to make payments to employer etc); and

(c) the Trustees' PAYE obligations.

General offers etc.

9.11 If any offer, compromise, arrangement or scheme is made which affects the Free Shares or Matching Shares the Trustees shall notify Participants. Each Participant may direct how the Trustees shall act in relation to that Participant's Plan Shares. In the absence of any direction, the Trustees shall take no action.

Participation in successive SIPs

9.12 The Trustees shall maintain records of Participants who have participated in one or more other plans approved under Schedule 2 established by the Company or a Connected Company.

10. POWER OF TRUSTEES TO RAISE FUNDS TO SUBSCRIBE FOR A RIGHTS ISSUE

If instructed by Participants in respect of their Plan Shares the Trustees may dispose of some of the rights under a rights issue arising from those Shares to obtain enough funds to exercise the remaining rights.

The rights referred to are the rights to buy additional shares or rights in the same company.

11. POWER TO AGREE MARKET VALUE OF SHARES

Where the market value of Shares falls to be determined for the purposes of the Schedule, the Trustees may agree with the Inland Revenue that it shall be determined by reference to such date or dates, or to an average of the values on a number of dates, as specified in the agreement.

12. PERSONAL INTEREST OF TRUSTEES

Trustees, and directors, officers or employees of a corporate Trustee, shall not be liable to

(a) participation in the Plan as a Qualifying Employee;

(b) ownership, in a beneficial or fiduciary capacity, of any shares or other securities in any Participating Company;

(c) being a director or employee of any Participating Company, being a creditor, or being in any other contractual relationship with any such Company.

13. TRUSTEES' MEETING

The Trustees shall hold meetings as often as is necessary for the administration of the Plan. There shall be at least two Trustees present at a meeting except where the sole Trustee is a corporate Trustee and the Trustees shall give due notice to all the Trustees of such a meeting. Decisions made at such a meeting by a majority of the Trustees present shall be binding on all the Trustees. A written resolution signed by all the Trustees shall have the same effect as a resolution passed at a meeting. Attendance by telephone is permitted.

14. SUBSIDIARY COMPANIES

14.1 Any Subsidiary (as defined in paragraph 91 of the Schedule) may with the agreement of the Company become a party to this Deed and the Plan by executing a deed of adherence agreeing to be bound by the Deed and Rules.

14.2 Any company which ceases to be a Subsidiary shall cease to be a Participating Company.

15. EXPENSES OF PLAN

The Participating Companies shall meet the costs of the preparation and administration of this Plan.

16. TRUSTEES' LIABILITY AND INDEMNITY

16.1 The Participating Companies shall jointly and severally indemnify each of the Trustees against any expenses and liabilities which are incurred through acting as a Trustee of the Plan and which cannot be recovered from the Trust Fund. This does not apply to expenses and liabilities which are incurred through fraud or wilful wrongdoing or are covered by insurance under clause 16.3

16.2 No Trustee except a remunerated Trustee shall be personally liable for any breach of trust (other than through fraud or wilful wrongdoing) over and above the extent to which the Trustee is indemnified by the Participating Companies in accordance with clause 16.1 above.

16.3 A non-remunerated Trustee may insure the Plan against any loss caused by him or any of his employees, officers, agents or delegates. A non-remunerated Trustee may also insure himself and any of these persons against liability for breach of trust not involving fraud or wilful wrongdoing or negligence of the Trustee or the person concerned.

16.4 A Trustee who carries on a profession or business may charge for services rendered on a basis agreed with the Company. A firm or company in which a Trustee is interested or by which he is employed may also charge for services rendered on this basis.

17. COVENANT BY THE PARTICIPATING COMPANIES

17.1 The Participating Companies hereby jointly and severally covenant with the Trustees that they shall pay to the Trustees all sums which they are required to pay under the Rules and shall at all times comply with the Rules.

18. **ACCEPTANCE OF GIFTS**

The Trustees may accept gifts of Shares and other assets which shall be held upon the trusts declared by clause 1.1.

19. **TRUSTEES' LIEN**

The Trustees' lien over the Trust Fund in respect of liabilities incurred by them in the performance of their duties (including the repayment of borrowed money and tax liabilities) shall be enforceable subject to the following restrictions:

(a) the Trustees shall not be entitled to resort to Partnership Share Money for the satisfaction of any of their liabilities; and

(b) the Trustees shall not be entitled to resort to Plan Shares for the satisfaction of their liabilities except to the extent that this is permitted by the Plan.

20. **AMENDMENTS TO THE PLAN**

The Company may, with the Trustees' written consent, from time to time amend the Plan provided that:

(a) no amendment which would adversely prejudice to a material extent the rights attaching to any Plan Shares awarded to or acquired by Participants may be made nor may any alteration be made giving to Participating Companies a beneficial interest in Plan Shares; and

(b) if the Plan is approved by the Inland Revenue at the time of an amendment or addition, any amendment or addition to a "key feature" (as defined in paragraph 84(6) of the Schedule) of the Plan shall not have effect unless and until the written approval of the Inland Revenue has been obtained in accordance with paragraph 81 of the Schedule.

21. **TERMINATION OF THE PLAN**

21.1 The Plan shall terminate:

(a) in accordance with a Plan Termination Notice issued by the Company to the Trustees under paragraph 89 of the Schedule, or

(b) if earlier, on the expiry of the Trust Period.

21.2 The Company shall immediately upon executing a Plan Termination Notice provide a copy of the notice to the Trustees, the Inland Revenue and each individual who has Plan Shares or who has entered into a Partnership Share Agreement which was in force immediately before the Plan Termination Notice was issued.

21.3 Upon the issue of a Plan Termination Notice or upon the expiry of the Trust Period paragraph 90 of the Schedule shall have effect.

21.4 Any Shares or other assets which remain undisposed of after the requirements of paragraph 90 of the Schedule have been complied with shall be held by the Trustees upon trust to pay or apply them to or for the benefit of the Participating Companies as at the termination date in such proportion, having regard to their respective contributions, as the Trustees shall in their absolute discretion think appropriate.

22. APPLICABLE LAW

This Deed shall be governed by and construed in accordance with the law of England and Wales and the parties hereto agree to submit to the exclusive jurisdiction of the Courts of England and Wales.

IN WITNESS whereof the Company and the Trustees have executed this Deed the day and year first above written

Executed as a DEED by
EMI GROUP PLC

.... (Director)

.... (Director/Secretary)

Executed as a DEED by
[ ]

.... (Director/Authorised signatory)

.... (Director/Authorised signatory)

Ref: 82-373

THE COMPANIES ACTS 1908 TO 1917
AND
THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

EMI GROUP PLC

INCORPORATED 29TH MARCH 1928
NO. 229231

Memorandum and Articles of Association

(Incorporating all amendments made up to and including those made by the Special Resolution passed on 9th July 2003)

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 9 July 2003

At the Annual General Meeting of the Company duly convened and held at the Sainsbury Wing, National Gallery, Trafalgar Square, London WC2N 5DN on 9 July 2003 the following resolutions were duly passed as special resolutions:

10. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,186.

11. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,793 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle market-quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 19 July 2002

At the Annual General Meeting of the Company duly convened and held at the Hotel Inter-Continental London, 1 Hamilton Place, London W1 on 19 July 2002 the following resolutions were duly passed as special resolutions:

9. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 18 October 2003 or at the conclusion of the 2003 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,186.

10. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,793 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 18 October 2003 or at the conclusion of the 2003 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 20 July 2001

At the Annual General Meeting of the Company duly convened and held at the Hotel Inter-Continental London, 1 Hamilton Place, London W1 on 20 July 2001 the following resolutions were duly passed as special resolutions:

10. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 19 October 2002 or at the conclusion of the 2002 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,519,893.

11. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,855,626 Ordinary Shares of 14p each provided that:

i) the maximum price per Ordinary Share is not more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

ii) this authority, unless previously renewed, shall expire on 19 October 2002 or at the conclusion of the 2002 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 21 July 2000

At the Annual General Meeting of the Company duly convened and held at the Hotel Inter-Continental London, 1 Hamilton Place, London W1 on 21 July 2000 the following resolutions were duly passed as special resolutions:

9. SPECIAL RESOLUTION

THAT, in addition to any authorities granted to the Directors under resolutions passed at the Extraordinary General Meeting of the Company held on 26 June 2000, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 20 October 2001 or at the conclusion of the 2001 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,519,341.

10. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,847,729 Ordinary Shares of 14p each provided that:

i) the maximum price per Ordinary Share is not more than five per cent above the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

ii) this authority, unless previously renewed, shall expire on 20 October 2001 or at the conclusion of the 2001 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 16 July 1999

At the Annual General Meeting of the Company duly convened and held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 on 16 July 1999 the following Resolutions were duly passed as Special Resolutions:

9. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 15 October 2000 or at the conclusion of the 2000 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,511,512.

10. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,735,897 Ordinary Shares of 14p each provided that:

i) the maximum price per Ordinary Share is not more than 5 per cent above the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any advance corporation tax and expenses; and

ii) this authority, unless previously renewed, shall expire on 15 October 2000 or at the conclusion of the 2000 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

11. SPECIAL RESOLUTION

THAT, the proposed new form of Articles of Association produced to the Meeting and initialled by the Chairman for the purpose of identification be and is hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of the Company's existing Articles of Association.

CHARLES ASHCROFT
Secretary

THE COMPANIES ACTS 1908 TO 1917
AND
THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

Memorandum of Association

OF

EMI GROUP PLC

1. The name of the Company is EMI Group plc.*
2. The Company is to be a public company.
3. The Registered Office of the Company will be situated in England and Wales.
4. The objects for which the Company is established are:**

 4.1 To act as an investment holding company and to co-ordinate, direct and manage the businesses of any companies in which the Company is for the time being interested, and in particular to subscribe for, underwrite, purchase, or otherwise acquire and to hold, dispose of and deal with the shares, stock, securities and evidences of indebtedness or of the right to participate in profits or assets or other similar documents issued by any government, authority, corporation or body, or by any company or body of persons, and any options or rights in respect thereof.

 4.2 To carry on or be interested in all or any of the businesses of manufacturers, producers, distributors, renters, letters on hire, maintainers, repairers, importers, exporters, publishers, promoters, printers, copyists, engravers, arrangers, proprietors, buyers and sellers (wholesale and retail) of, and agents for and dealers in, compact discs, audio and video cassettes, cartridges and tapes, records and electronic, digital and other sound carriers and accessories of all kinds now and in the future known, music, lyrics, scores, books, magazines, journals, periodicals, newspapers, and other works or publications, electronic and computer games, films, television programmes and advertisements, photographs, record, tape, video and compact disc covers, sleeves and packaging, stationery, musical instruments and accessories, record players, tape recorders, compact disc players, radios, television sets, home entertainment systems, sound hi-fi and stereo equipment, video and other cameras, and electrical and electronic equipment, appliances, materials and supplies of every description, engravings, prints, pictures, drawings and generally every form of pictorial, graphic or sound recording now and in the future known, and all other apparatus for recording by sight or sound, proprietors of recording, film and photographic studios and sound and general engineers, agents, merchants and traders.

*The Company was incorporated on 29th March 1928 with the name The Electric Lamp Service Company, Limited. The name of the Company was changed to Thorn Electrical Industries Limited on 26th November 1936 and to THORN EMI Limited on 3rd March 1980. Pursuant to a resolution of the Directors of the Company the designation of the Company was changed from THORN EMI Limited to THORN EMI plc on 5th June 1981 and the Memorandum of Association was amended pursuant to Section 8(3) of the Companies Act 1980. The name of the Company was changed from THORN EMI plc to EMI Group plc on 19th August 1996.

**The objects of the Company were amended by Special Resolution passed 31st August 1973 and further amended by Special Resolution passed 16th August 1996.

4.3 To manage, engage, provide and employ or act as managers and agents in the engaging, providing and employing of artists of all kinds, musicians, singers, actors, authors, composers and arrangers of musical, dramatic and literary compositions, works and entertainments of all kinds.

4.4 To carry on or be interested in all or any of the businesses or trades of electrical, electronic, hydraulic, radio, television, mechanical, electro-mechanical, civil, constructional, illuminating, heating, gas, ventilation, woodworking, metal working and general engineers and of manufacturers, workers, dealers, importers, exporters, reconditioners, installers, assemblers, designers, developers, renters, hirers, letters on hire, wholesalers and retailers in electric lighting and ancillary products, electric fittings, machines, instruments, components, telephone and telecommunication products and apparatus and devices for recording, reproducing, transmitting, receiving and emitting sounds, sound waves, light waves, vision pictures, printed matter, messages, data and signals whether for commercial, experimental and other purposes, optical and photographic equipment and materials, all types of office equipment, furniture and requisites, and catering equipment, domestic appliances of all kinds, motor and electrical apparatus test equipment, motor vehicles and ancillary products, leather and leather goods of all kinds, cabinet and furniture makers, manufacturers of plastic and plastic mouldings, and as printers, and travel and ticket agents, and manufacturers, producers and dealers of oxygen gas and other gases and their residue products, dealers in secondhand plant and machinery, and manufacturers, contractors, repairers and dealers in all kinds of apparatus, measuring equipment, implements, fire fighting equipment, engineers' tools, machine tools, machinery and plant and repairers of all the above products.

4.5 To manufacture and produce, and either as principals or agents, trade and deal in any articles belonging to any such business, and all apparatus, accessories, appliances and things used in connection therewith, or with any inventions, patents, or privileges for the time being belonging to the Company.

4.6 To produce and accumulate electricity and electromotive force or other similar agency and to supply the same for the production, transmission, or use of any lighting, heating, motive, or other power as may be thought advisable.

4.7 To make experiments in, and public exhibitions of, electric force and lighting and electrical machinery and appliances.

4.8 To light streets, public places, public or private buildings, factories, mines, ships, lighthouses, railways, tramways, and other places or things by means of electricity or any other means, or to enable the same to be so lighted.

4.9 To let out on hire all or any of the property of the Company, including every description of apparatus or appliances of the Company.

4.10 To carry on the business of suppliers of light, heat, and power, and carriers of passengers and goods.

4.11 To acquire the right to use or manufacture and put up telephones and telegraphs (radio or otherwise), dynamos, accumulators, lamps and all apparatus now known or that may hereafter be invented connected with the generation, accumulation, distribution, supply and employment of electricity, or any power that can be used as a substitute therefor, including all cables, wires, or appliances for

connecting apparatus at a distance with other apparatus, and including the formation of exchanges or centres.

4.12 To undertake and perform sub-contracts, and also to act in any of the businesses of the Company through or by means of agents, brokers, sub-contractors, or others.

4.13 To purchase, take on lease or in exchange, hire, or otherwise acquire any real or personal property and with rights and privileges which the Company may think necessary or convenient for the purpose of its business or any of them, and to rent any leasehold property for years, and to enter into agreements in that behalf.

4.14 To manage, improve, sell, or dispose of any of the real and personal property of the Company or any estate, right, or interest in or over the same respectively.

4.15 To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

4.16 To enter into, carry on and participate in (on its own behalf or on behalf of others) capital market transactions and operations of all kinds, including in particular buying and selling foreign exchange, any interest or currency rate swap, interest or currency rate cap, interest or currency rate floor, interest or currency rate collar, currency exchange transaction, forward rate agreement or other interest or currency exchange or rate hedging or protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction with any person, firm, company, bank, financial or other institution whatsoever and wheresoever situate in respect of any moneys, obligations or liabilities of any nature and for whatever term and for any purpose.

4.17 To purchase, take over and adopt the whole of any share or interest in the goodwill, assets, and liabilities of any other company or companies or person or persons or other body of any kind, and to act in conjunction or unite or amalgamate, either together or in part, and either temporarily or permanently, with any such company or companies or person or persons or other body.

4.18 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

4.19 To develop, apply for, purchase, or otherwise acquire any patents, licences, copyrights, rights of publication, performance and reproduction, and the like, conferring an exclusive or non-exclusive or limited or unlimited right to use, publish, reproduce, print, perform, sell, buy, exploit and deal in, or any secret or other information as to any music, drama, play, song, film, television or radio programme, lyrics, score, composition (musical, dramatic, literary or otherwise), picture, drawing or photograph or any invention which may seem capable of being used for any of the purposes of the Company, or the development or acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exploit, exercise, develop, grant licences in respect of, buy, sell, deal in, or otherwise turn to account the rights and information so developed, applied for, purchased or otherwise acquired.

4.20 To form, promote, subsidise, assist, manage and conduct the affairs of companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire, hold or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any companies, syndicates or other bodies of all kinds, and to pay or provide for brokerage, commission and underwriting in respect of any such issue and to do all things necessary or desirable to benefit any such companies, syndicates or other bodies and, without prejudice to the generality of the foregoing, to establish or promote or join in the establishment or promotion of any other company whose objects shall include the taking over of any of the assets with or without the liabilities of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

4.21 To sell or dispose of the whole or any part of the business, undertaking, and assets of the Company for such consideration (if any) as may be advantageous to the Company including, without prejudice to the generality of the foregoing, consideration in cash, whether by instalments or otherwise, or in kind, or in shares (with or without deferred or preferred rights in respect of dividends or repayment of capital or any other matter) or debentures, mortgage debentures, mortgages, debenture stock or loan stock (secured or unsecured) of any company, corporation or body of persons, or in the form of any property real or personal, tangible or intangible, or of any right, pledge or claim or of any undertaking to do or abstain from doing any act or to supply any services or goods or any other consideration, or in any combination of the above.

4.22 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully- or partly-paid shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined.

4.23 To lend money or give credit to, guarantee or otherwise support or secure, either with or without the Company receiving any consideration (direct or indirect) and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights, present and future, and uncalled capital of the Company or by both such methods or by any other means whatsoever, the performance of the obligations of and the payment of the capital and principal of, and dividends and interest on, any stock, shares and securities of any company, firm or person in any case in which such loan, credit, guarantee, support or security may be considered likely, directly or indirectly, to further the objects of the Company or the interests of its Members and to grant indemnities of every description and to undertake obligations of every description.

4.24 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit, and in particular by mortgages and charges upon the undertaking and all or any of the property and assets (present and future) and the uncalled capital of the Company or by the creation and issue on such terms as may be thought expedient of debentures, debenture stock or other securities of any description.

4.25 To give, subject to and in accordance with the provisions of the Companies Act 1985 (insofar as such provisions shall be applicable), whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of that Act) for any such purpose as is specified in Section 151(1) and/or 151(2) of that Act.

4.26 To adopt whatever means the Company may think necessary or expedient to make known to traders and to the public the products of the Company, particularly by advertisements in the Press, circulars, posters and works of art or interest.

4.27 To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading and other negotiable or transferable instruments.

4.28 To pay the costs, charges, and expenses preliminary and incidental to the formation, promotion and incorporation of the Company, or of any other company promoted under Sub-Clause 4.20 hereof, or to contract with any person, firm or company to pay the same, and to pay commission, to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares, debentures, and securities of this Company.

4.29 To establish, maintain and contribute to:

(a) any pension or superannuation funds or death benefit arrangements for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any of the persons referred to below and to make payments for or towards insurance for the life or lives of such persons and to establish or support associations, institutions, clubs, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its Members; and

(b) any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the persons referred to below, so far as for the time being permitted by law to lend money or otherwise provide financial assistance to such persons or to trustees on their behalf to enable such persons to purchase or subscribe for shares or other securities of the Company, and to formulate and carry into effect any scheme for sharing the profits of the Company with such persons;

the said persons being any persons who are or were at any time in the employment or service of the Company (or its predecessor in business) or of any company which is or has been the holding company or a subsidiary or a subsidiary undertaking (each as defined in the Companies Act 1985) of the Company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependants of any such persons.

4.30 To subscribe or guarantee money for, donate assets to, organise or assist any charitable, benevolent, public, general or useful object or any exhibition or any person which or who may be considered likely, directly or indirectly, to further the objects of the Company or the interests of its Members.

4.31 To purchase and maintain insurance for the benefit of any person who is or was a Director or officer or employee of the Company or of any company which is or has been the holding company or a

subsidiary or a subsidiary undertaking (each as defined in the Companies Act 1985) of the Company or in which the Company has or had an interest (whether direct or indirect) or who is or was a trustee of any retirement benefit scheme or any other trust in which any such Director or officer or employee or former Director or officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

4.32 To obtain any provisional or other order or Act of Parliament of this country or of any other state for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

4.33 To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, decrees, rights, privileges and concessions.

4.34 To procure the Company to be registered or recognised in any country or place abroad.

4.35 To do all or any of the things aforesaid in any part of the world, either alone or in conjunction with or as factors or agents for any other company or companies or person or persons.

4.36 To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

5. The liability of the Members is limited.

6. The Share Capital of the Company is £2,000* divided into 2,000 Shares of £1 each.

*Notes:

By a Special Resolution passed 28th November 1936 each of the 2,000 shares of £1 each was converted into 4 shares of 5/- each.

By an Extraordinary Resolution passed 28th November 1936 the capital of the Company was increased to £150,000 by the creation of 50,000 6% Cumulative Preference Shares of £1 each and 392,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 23rd July 1946 the capital of the Company was increased to £206,250 by the creation of 225,000 Ordinary Shares of 5/- each.

By a Special Resolution passed 5th January 1948 the capital of the Company was increased to £606,250 by the creation of 400,000 5% Second Cumulative Preference Shares of £1 each.

By an Ordinary Resolution passed 1st March 1948 the capital of the Company was increased to £626,250 by the creation of 80,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 2nd February 1951 the capital of the Company was increased to £1,250,000 by the creation of 2,495,000 Ordinary Shares of 5/- each.

By a Special Resolution passed 9th May 1955 the capital of the Company was increased to £2,317,500 by the creation of 4,230,000 Ordinary Shares of 5/- each and 10,000 5% Second Cumulative Preference Shares of £1 each.

By a Special Resolution passed 9th May 1955 each of the 6% Cumulative Preference Shares of £1 each and 5% Second Cumulative Preference Shares of £1 each was converted into one 5% Cumulative Preference Share of £1 each.

On 30th June 1955 2,137,500 Ordinary Shares of 5% each were re-designated as 2,137,500 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 4th September 1959 the capital of the Company was increased to £2,994,375 by the creation of 2,707,500 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 31st May 1962 the capital of the Company was increased to £4,460,000 by the creation of 5,862,500 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 13th January 1964 the capital of the Company was increased to £8,460,000 by the creation of 8,000,000 Ordinary Shares of 5/- each and 8,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 1st September 1967 the capital of the Company was increased to £10,460,000 by the creation of 4,000,000 Ordinary Shares of 5/- each and 4,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 15th March 1968 the capital of the Company was increased to £20,960,000 by the creation of 21,000,000 Ordinary Shares of 5/- each and 21,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 9th August 1968 the capital of the Company was increased to £35,450,561 by the creation of 28,981,122 Ordinary Shares of 5/- each and 28,981,122 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 9th August 1968 the capital of the Company was increased to £36,460,000 by the creation of 2,018,878 Ordinary Shares of 5/- each and 2,018,878 'A' Ordinary Shares of 5/- each.

By a Special Resolution passed 29th August 1969 500,000 of the unissued Ordinary Shares of 5/- each in the capital of the Company were converted into 'E' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 27th August 1971 the capital of the Company was increased to £50,460,000 by the creation of 28,000,000 Ordinary Shares of 25p each and 28,000,000 'A' Ordinary Shares of 25p each.

By virtue of the provisions of the Articles of Association subsisting at all relevant times the 'E' Ordinary Shares were automatically converted into Ordinary Shares of 25p each upon the fifth anniversary after their date of issue.

By a Special Resolution passed 9th September 1977 the 100,000,000 'A' Ordinary Shares of 25p each were converted into 100,000,000 Ordinary Shares of 25p each.

By a Special Resolution passed 5th December 1979 the capital of the Company was increased to £135,460,000 by the creation of 75,000,000 7% convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 40,000,000 Ordinary Shares of 25p each, and the 5% Cumulative Preference Shares of £1 each of the Company were redesignated as 3.5% Cumulative Preference Shares of £1 each.

By an Ordinary Resolution passed 14th September 1984 the capital of the Company was increased to £145,460,000 by the creation of 40,000,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed 25th August 1987 the capital of the Company was increased to £158,824,000 by the creation of 53,456,000 Ordinary Shares of 25p each.

Between 31st October 1982 and 31st October 1988 4,287,860 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each were re-designated as 17,151,440 Ordinary Shares of 25p each following conversions.

By a Special Resolution dated 8th September 1988 and with the sanction of an Order of the High Court of Justice dated 14th November 1988 the capital of the Company was reduced from £158,824,000 divided into 460,000 3.5% Cumulative Preference Shares of £1 each, 70,712.140 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 350,607,440 Ordinary Shares of 25p each to £158,364,000 divided into 70,712,140 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 350,607,440 Ordinary Shares of 25p each.

On 27th July 1990, the authorised share capital of the Company was, further to the re-designation of a further 36,334,337 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each into 145,337,348 Ordinary Shares of 25p each following conversions, £158,364,000 divided into 34,377,803 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 495,944,788 Ordinary Shares of 25p each.

On 19th July 1991, the authorised share capital of the Company was £158,364,000 consisting of 633,456,000 Ordinary Shares of 25p each after the re-designation of 34,377,803 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each into 137,511,212 Ordinary Shares of 25p each following conversions and redemptions and reclassifications.

On 21st July 1997, as a result of the reorganisation of the Company's share capital pursuant to a Special Resolution passed on 18th July 1997, the authorised share capital of the Company increased to £656,088,751 divided into 1,131,171,428 Ordinary Shares of 14p each and 434,694,106 B Shares of 114.5p each.

On 29th September 1997, 15,639,719 B Shares of 114.5p each were converted into 3,035,070 Ordinary Shares of 14p each and 3,496,513,690,000 Deferred Shares of 0.0005p each which Deferred Shares were cancelled. Upon such conversion and cancellation, the authorised share capital of the Company was £638,606,182.835 divided into 1,134,206,498 Ordinary Shares of 14p each and 419,054,387 B Shares of 114.5p each.

WE, the several persons whose names, addresses and descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
JULIUS THORN, 39-41, Parker Street, Kingsway, London, W.C.2. *Import Merchant*	One
CHARLES BERTRAM LIDDELL, 25, Cleveland Square, Hyde Park, London, W.2. *Engineer.*	One

DATED the 22nd day of February, 1928.

WITNESS to the above Signatures:—

MAURICE THOMPSON,
30, Mark Lane,
London, E.C.3.
Incorporated Accountant.

EMI GROUP PLC

ARTICLES OF ASSOCIATION

INDEX

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

NEW

Articles of Association

(adopted by Special Resolution passed on 16th July 1999)

OF

EMI GROUP PLC

PRELIMINARY

Exclusion of Table A

1. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

Definitions

2. (A) In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

WORDS	MEANING
"the Act".........................	means the Companies Act 1985.
"these Articles"	means these Articles of Association as from time to time altered.
"clear days"	in relation to a period of notice, means the period excluding the day on which the notice is given or deemed to have been given and the day for which it is to take effect.
"executed"	means any mode of execution.
"holder".........................	in relation to shares, means the member whose name is entered in the Register as the holder of any shares of the Company.
"the London Stock Exchange"	means London Stock Exchange Limited.
"month".........................	means calendar month.
"the Office"	means the registered office of the Company for the time being.
"paid"............................	means paid-up or credited as paid-up.
"recognised person"	means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 185(4) of the Act.
"the Register"	means the register of members of the Company.
"the Regulations"...........	means the Uncertificated Securities Regulations 1995 as amended or replaced from time to time and

WORDS	MEANING
•	any subordinate legislation or rules made under them for the time being in force.
"Relevant System".........	means any computer-based system, and procedures, permitted by the Regulations and the rules of the London Stock Exchange, which enable title to units of a security to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters and shall include, without limitation, the relevant system of which CRESTCo Limited is the operator.
"the Seal"	means the common seal (if any) of the Company and the Securities Seal (if any) or either of them as the case may require.
"the Secretary"	means the Secretary of the Company or any other person appointed to perform the duties of the Secretary of the Company including (subject to the provisions of the Act) a joint, assistant or deputy Secretary.
"the Securities Seal"......	means the official seal (if any) kept by the Company under the provisions of Section 40 of the Act.
"the Statutes".................	means the Act and every other statute and subordinate legislation and regulations made thereunder for the time being in force concerning companies and affecting the Company including, without limitation, the Regulations.
"the Transfer Office"	means the place where the Register is situate for the time being.
"the United Kingdom"	means Great Britain and Northern Ireland.
"in writing"	means written or produced by any substitute for writing or partly one and partly the other.
"year"	means calendar year.

(B) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

(C) In these Articles unless the context otherwise requires:

(1) words in the singular include the plural and vice versa;

(2) words importing any gender include all genders;

(3) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons; and

(4) a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it for the time being in force.

(D) The headings are inserted for convenience only and do not affect the construction of these Articles.

(E) All of the provisions of these Articles applicable to paid-up shares shall apply to stock and the words "share" and "shareholder" shall be construed accordingly.

Form of resolution

3. A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

SHARE CAPITAL

Division of share capital

4. The share capital of the Company at the date of the adoption of these Articles is divided into Ordinary Shares of 14p each ("Ordinary Shares"). The Ordinary Shares shall be subject to the rights, privileges and restrictions set out in these Articles.

Variation of rights

5. Subject to the provisions of the Statutes, whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated with the sanction of an Extraordinary Resolution passed at a Separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such Separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that:

(a) the necessary quorum shall be members of the class holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, those members who are present in person or by proxy shall be a quorum);

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) every such holder shall on a poll have one vote for every share of the class held by him.

Matters not constituting a variation

6. The special rights attached to any class of shares having preferential rights shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by:

(a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* with the first mentioned shares but in no respect in priority to such shares; or

(b) the purchase by the Company of any of its own shares.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, sub-division and cancellation

7. The Company may from time to time by Ordinary Resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the nominal amount of the shares so cancelled; or

(d) subject to the provisions of the Act sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares shall, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

Fractions arising upon consolidation

8. Upon any consolidation of fully-paid shares into shares of larger amount the Directors may settle any difficulty which may arise with regard thereto and as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and if any holders become entitled to fractions of a share as a result of such consolidation the Directors may:

(a) on behalf of those holders sell to any person (including, subject to the provisions of the Act, the Company) the shares representing those fractions for the best price obtainable and distribute the net proceeds of such sale in due proportion among those holders and, for such purpose, may appoint some person to execute an instrument of transfer of the consolidated share to or in accordance with the directions of the purchaser and may cause the name of the purchaser or such person as he may direct to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale; or

(b) if the necessary unissued shares are available, issue to each such holder credited as fully-paid by way of capitalisation the minimum number of shares required to round up his holding to a whole number (such issue being deemed to have been effected immediately prior to consolidation) and the amount required to pay up such shares shall be appropriated at their discretion from any of the sums standing to

the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up such shares.

Purchase of own shares

9. Subject to the provisions of the Statutes and of any resolution of the Company in General Meeting passed pursuant to such provisions, the Company may purchase its own shares (including any redeemable shares).

Reduction of capital

10. The Company may (subject to the provisions of the Act and to any special rights attaching to the shares or class of shares in the capital of the Company) reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any manner.

SHARES

Unissued shares

11. Subject to the provisions of the Statutes, all unissued shares shall be under the control of the Directors who may reclassify, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons (including the Directors themselves) at such times and on such terms as the Directors may think proper.

Redeemable shares

12. Subject to the provisions of the Statutes, shares may be issued on the terms that they are, or are to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Rights attached to shares

13. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, and subject to the provisions of the Statutes, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, failing any such determination, as the Directors may determine).

Authority to allot shares and power to disapply statutory pre-emption rights

14. (A) The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each Section 80 prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(B) During each Section 89 prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority, or by way of sales of treasury shares, or both:

(1) in connection with a rights issue; and

(2) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(C) Pursuant to such authority and/or power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(D) For the purposes of this Article 14:

(1) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory);

(2) "Section 80 prescribed period" means any period (not exceeding five years on any occasion) for which the authority conferred by sub-paragraph 14(A) above is granted or renewed by an Ordinary Resolution stating the Section 80 amount for such period.

(3) "Section 89 prescribed period" means any period (not exceeding five years on any occasion) for which the power conferred by sub-paragraph 14(B) above is granted or renewed by Special Resolution stating the Section 89 amount for such period;

(4) "the Section 80 amount" shall for any Section 80 prescribed period be that stated in the relevant Ordinary Resolution;

(5) "the Section 89 amount" shall for any Section 89 prescribed period be that stated in the relevant Special Resolution;

(6) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(7) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Renunciation

15. The Directors may at any time after the allotment of any share, but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Payment of commission

16. The Company may exercise the powers of paying commissions conferred by the Act to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in another.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise, even when having express notice thereof, any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except as otherwise

provided by these Articles or by law) any other right in respect of any share, except an absolute right to the entirety of it in the holder.

SHARE CERTIFICATES

Sealing of certificates

18. Every share certificate (including a share warrant) other than letters of allotment, scrip certificates (and other similar documents) shall be issued under the Seal or, subject to the provisions of the Statutes and provided that the London Stock Exchange so permits, in such other manner as the Directors may resolve. Each share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person. Whether or not certificates are issued under the Seal, the Directors may by resolution decide that any signatures on any certificates need not be autographic but may be affixed by some method or system of mechanical or electronic signature or that certificates need not be signed by any person.

Right to share certificate

19. (A) Every holder of shares (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled without payment to receive one certificate for all the shares of each class held by him within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within fourteen days after lodgement of transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of transfer.

(B) Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

(C) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(D) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

Replacement share certificates

20. If a share certificate or any other document of title is worn out, defaced, lost, stolen or destroyed, it must be renewed free of charge on such terms (if any) as to evidence and indemnity with or without security as the Directors require. In the case of loss, theft or destruction the person to whom the new certificate is issued shall pay to the Company any exceptional out-of-pocket expenses incidental to the investigation of evidence of loss or destruction and the preparation of the requisite form of indemnity and in the case of defacement or wearing out he shall deliver up the old certificate to the Office.

Uncertificated Securities

21. (A) Nothing in these Articles shall require title to any shares or other securities of the Company to be evidenced by a certificate if the Statutes and the rules of the London Stock Exchange permit otherwise.

(B) Subject to the Statutes and the rules of the London Stock Exchange, the Directors without further consultation with the holders of any shares or securities of the Company may resolve that any class or classes of shares or other securities of the Company from time to time in issue or to be issued may be in uncertificated form and no provision of these Articles will apply to any uncertificated shares or other securities of the Company to the extent they are inconsistent with the holding of such shares or other securities in uncertificated form or the transfer of title to any such shares or other securities by means of a Relevant System.

(C) To the extent that any provision of these Articles is inconsistent in any respect with the terms of the Regulations in relation to any uncertificated shares or other securities of the Company, such provision shall not apply thereto and the Regulations shall be given effect thereto in accordance with their terms.

Joint holders

22. (A) The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one of the joint holders shall be sufficient delivery to all of them.

(B) In the case of shares held jointly by several persons any request for a replacement certificate may be made by any one of the joint holders.

(C) The Company shall not be bound to register more than four persons as the joint holders of any share or shares (except in the case of executors or trustees of a deceased member).

SHARE WARRANTS

Power to issue Share Warrants

23. The Company with respect to fully-paid shares may in its discretion issue warrants under the Seal or in accordance with Articles 18 and 139 to 142 (hereinafter called "Share Warrants") stating that the bearer of the Share Warrant is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of future dividends and any other sum becoming payable on the shares comprised in such Share Warrant and for the purpose of obtaining in respect of such shares an allotment or offer of shares or debentures or the exercise of any other rights of any description to which members may be or become entitled.

Conditions governing Share Warrants

24. The Directors may determine, and may from time to time vary, the conditions upon which Share Warrants shall be issued, and in particular the conditions upon which a new Share Warrant may be issued in place of one worn out, defaced, stolen, lost or destroyed (where the Directors are satisfied beyond reasonable doubt that the original has been destroyed), upon which the bearer of a Share Warrant shall be entitled, if at all, to attend and vote at General Meetings and upon which a Share Warrant may be surrendered and the name of the bearer entered in the Register in respect of the shares comprised in such Share Warrant. Subject to such conditions and to these Articles, the bearer of a Share Warrant shall be deemed to be a member and shall have the same rights and privileges as if his name were entered in the Register in respect of the shares comprised in such Share Warrant. The bearer of a Share Warrant shall be subject to the conditions governing Share Warrants for the time being in force whether made before or after the issue of Share Warrants.

CALLS ON SHARES

Calls

25. Subject to the provisions of these Articles and to the terms of allotment of the shares, the Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Payment upon calls

26. Each member shall (subject to receiving at least fourteen clear days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed in whole or in part as the Directors may determine.

Liability of joint holders

27. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of such share.

Interest due on non-payment

28. If any amount called in respect of a share is not paid before or on the day appointed for payment of such sum, the person from whom the amount is due shall pay interest on the sum from the day appointed for payment of such sum to the time of actual payment at the rate specified by the terms of issue of the share or if no rate is specified at such rate (not exceeding 15 per cent. per annum) as the Directors shall determine, but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Sums due on allotment treated as calls

29. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall, for all the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise and all other relevant provisions of these Articles shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

30. The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the time of payment of such calls.

Delegation of power to make calls

31. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Directors may delegate to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys, and the power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

Payment of calls in advance

32. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on shares; and on the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest (not exceeding 15 per cent. per annum) as may be agreed between the Directors and such member, in addition to the dividend payable on such part of the share in respect of which such advance has been made as is actually called up; provided that no dividend shall be payable on so much of the moneys paid on a share as exceeds the amount for the time being called up on such share. The Directors may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

FORFEITURE AND LIEN

Notice if call or instalment not paid

33. If a member fails to pay in full any call or instalment of a call on the day appointed for payment of such call or instalment, the Directors may at any time after such date serve a notice on the member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued by reason of such non-payment.

Form of notice

34. The notice shall name a further day (not being less than seven clear days from the date of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited.

Forfeiture if non-compliance with notice

35. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared and other amounts payable in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder upon such terms and conditions as may be agreed, and subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Sale of forfeited shares

36. A share so forfeited or surrendered shall become the property of the Company and subject to the provisions of the Statutes may be sold, re-allotted or otherwise disposed of either to the person who before such forfeiture or surrender was the holder of such share or to any other person upon such terms and in such manner as the Directors shall think fit and the Company may receive the consideration (if any) for such sale or re-allotment or disposal. The Directors may, if they reasonably consider it to be necessary, authorise some person to execute the transfer of a forfeited or surrendered share. At any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall, at the expiry of that period, be cancelled in accordance with the provisions of the Statutes.

Arrears to be paid notwithstanding forfeiture

37. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of such shares and shall surrender to the Company for cancellation the certificate for such shares but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at such rate (not exceeding 15 per cent. per annum) as the Directors shall think fit from the date of forfeiture or surrender until payment and to satisfy any claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture or surrender. The Directors may waive payment of such interest either wholly or in part and may enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal.

Effect of forfeiture

38. The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

Company's lien on shares not fully-paid

39. The Company shall have a first and paramount lien on any of its shares which are not fully-paid in the circumstances and to the extent permitted by Section 150(2) of the Act. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Enforcing lien by sale

40. (A) The Directors may sell in such manner as the Directors determine any share on which the Company has a lien, but no sale shall be made unless such sum in respect of which the lien exists is presently payable nor until a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or to the person entitled to such share by reason of his death or bankruptcy and default in payment, fulfilment or discharge shall have been made by him or them for seven clear days after the date of such notice.

(B) For giving effect to any such sale the Directors may authorise some person to transfer the share sold to or in accordance with the directions of the purchaser.

Application of proceeds of sale

41. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards satisfaction of the amount due to the Company in respect of which the lien exists and the balance (if any) shall upon surrender to the Company for cancellation of the certificate for the share sold be paid to the person entitled to the share at the time of the sale.

Statutory declaration as to forfeiture or sale to satisfy lien

42. A statutory declaration in writing by a Director or the Secretary of the Company that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to

the share. Such declaration shall (subject to the execution of a transfer if necessary) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings with reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

43. Subject to such of the restrictions contained in these Articles as may be applicable, any member may transfer all or any of his shares and all permitted transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors or by any other manner acceptable to the Directors and permitted by the Statutes and the listing rules of the London Stock Exchange.

Execution of transfer

44. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (where the share is not fully-paid) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

Suspension of registration of transfers

45. Subject to the Statutes and the requirements of the London Stock Exchange the registration of transfers of shares (or of any class of shares) may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may from time to time determine.

Right to decline registration of partly-paid shares

46. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully-paid or on which the Company has a lien provided that, where any such share is listed on the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

Other rights to decline registration

47. The Directors may also refuse to register a transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the Directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

Notice of refusal

48. If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

No fee for registration

49. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention and return of instruments of transfer

50. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

51. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

Requirement for written transfer to evidence title

52. For the avoidance of doubt, nothing in these Articles shall require shares to be transferred by a written instrument if the Statutes provide otherwise and the Directors shall be empowered to implement such arrangements as they consider fit in accordance with and subject to the Statutes and the rules of the London Stock Exchange to evidence and regulate the transfer of title to shares in the Company and to approve the registration of such transfers.

TRANSMISSION OF SHARES

Transmission on death

53. If a member dies, the survivors or survivor where the deceased was a joint holder, or his personal representative where he was a sole holder or the only survivor of joint holders, shall be the only person recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Election of person entitled by transmission

54. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, subject as hereinafter provided and upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, either be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right of transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were an instrument of transfer executed by such member.

Rights of person entitled by transmission

55. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that, before being registered as the holder of the share, he shall not (except with the authority of the Directors) be entitled in respect of such share to exercise any right conferred by membership in relation to General Meetings of the Company or any Separate General Meeting of the holders of any class of share and should he fail either to transfer the share or elect to be registered as a member in respect of such share within sixty days of being required so to do by the Directors, he shall in the case of a share which is fully-paid be deemed to have elected to be registered as a member in respect of such share and may be registered accordingly.

DESTRUCTION OF DOCUMENTS

Documents Company entitled to destroy

56. The Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof;

(b) all share certificates and dividend mandates which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of such cancellation or cessation; and

(c) all notifications of change of name or address after the expiration of one year from the date on which they are recorded.

Presumptions where documents destroyed

57. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books or records of the Company provided always that:

(a) this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that preservation of the document might be relevant to a claim;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as provided for in this Article or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references in this Article to the destruction of any document include references to the disposal of it in any manner; and

(d) any document referred to in Article 56 may be destroyed at a date earlier than that authorised by that Article, provided that a permanent copy of such document shall have been made which shall not be destroyed before the expiration of the period applicable to the destruction of the original of such document and in respect of which the Directors shall take adequate precautions for guarding against falsification and for facilitating its production.

UNTRACED SHAREHOLDERS

Power to sell shares

58. (A) The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(1) during a period of twelve years (provided that in that period at least three dividends shall have been declared and paid) no cheque or warrant sent by the Company in the manner authorised by these Articles has been cashed and no communication has been received by the Company from the member or person entitled by transmission;

(2) the Company has, at the expiration of that period, by advertisement both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located, given notice of its intention to sell such share;

(3) the Company has not during the further period of three months after the date of the advertisement and prior to the date of sale received any communication from the member or person concerned; and

(4) if such share is listed on the London Stock Exchange the Company has first given notice in writing to the London Stock Exchange of its intention to sell such share.

(B) To give effect to any such sale, referred to in (A) above, the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the share. The Company shall be indebted to the member or other person entitled to such share for an amount equal to the net proceeds of such sale but no trust shall be created and no interest shall be payable in respect of the proceeds of sale which may either be employed in the business of the Company or invested in such investment (other than shares of the Company or its holding company, if any) as the Directors may from time to time think fit.

Cessation of dividend payments

59. The Company may cease to send any cheque or warrant through the post or may stop the transfer of any sum by any bank or other funds transfer system, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if, in respect of at least two consecutive dividends payable on those shares, the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed or in respect of one dividend payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed and reasonable enquiries made by the Company have failed to establish any new address of the holder of those shares but, subject to the provisions of these Articles, shall recommence sending cheques or warrants or transferring funds, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

GENERAL MEETINGS

Annual General Meetings

60. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors.

Extraordinary General Meetings

61. All other General Meetings of the Company shall be called Extraordinary General Meetings.

Calling of Extraordinary General Meetings

62. The Directors may, whenever they think fit, call General Meetings and shall, on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

Length of notice

63. An Annual General Meeting and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least twenty-one clear days' notice in writing and any other Extraordinary General Meeting shall be called by at least fourteen clear days' notice in writing.

Contents of notice

64. (A) The notice shall:

(1) be given to all members other than those who under the provisions of these Articles are not entitled to receive such notices from the Company;

(2) specify the place and the day and time of the meeting;

(3) contain a reasonably prominent statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company;

(4) in the case of an Annual General Meeting, specify the meeting as such;

(5) in the case of any General Meeting at which business other than routine business is to be transacted, specify the general nature of such business; and

(6) if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, contain a statement to that effect.

(B) Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

(1) declaring dividends;

(2) considering and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(3) appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed; and

(4) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.

(C) For the purposes of determining who may attend or vote at a meeting and how many votes such person or persons have, the notice of meeting may give a time by which such persons must be entered on the Register in order to be entitled to attend or vote at the meeting. This time must not be more than 48 hours before the time fixed for the meeting.

PROCEEDINGS AT GENERAL MEETINGS

Chairman of General Meeting

65. The Chairman (if any) of the Directors, failing whom the Deputy Chairman (if any), shall preside as chairman at every General Meeting. If there is no such Chairman or Deputy Chairman or if at any meeting neither shall be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number to be chairman of the meeting. If no Director is present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be the chairman of the meeting.

Entitlement to attend and speak

66. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings and at Separate General Meetings of the holders of any class of shares. The Chairman may invite any person to attend and speak at General Meetings of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting. In addition, the Chairman may invite any person who has been nominated by a member of the Company (provided that the Chairman is satisfied that at such time as the Chairman may determine, the member holds any shares in the Company as such person's nominee) to attend and, if the Chairman considers it appropriate, to speak at General Meetings of the Company.

Quorum

67. No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three persons entitled to vote upon the business to be transacted each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum.

Procedure if quorum not present

68. (A) If within half an hour from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman of the meeting may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

Security arrangements

(B) The Directors may direct that persons wishing to attend General Meetings should submit to such searches, security arrangements and restrictions as the Directors shall consider appropriate in the circumstances. The Directors shall be entitled in their absolute discretion, or may authorise some one or more persons who shall include a Director or the Secretary or the chairman of the meeting:

(a) to refuse entry to such General Meeting to any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions; and

(b) to eject from such General Meeting any person who causes the proceedings to become disorderly.

Orderly conduct

(C) The Chairman shall take such action or give directions as he thinks fit to promote the orderly conduct of the meeting as laid down in the notice of the meeting and the Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Adjournments

69. The chairman of the meeting may with the consent of any General Meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time without specification of a time or place and from place to place. In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn any meeting to another time or place if it appears to the chairman of the meeting that:

(a) the number of persons wishing to attend cannot be conveniently accommodated in the place(s) for the meeting; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned without specification of a time or place, the time and place for the adjourned meeting shall be fixed by the Directors.

Notice of adjournment

70. When a meeting is adjourned for thirty days or more or without specification of a time or place, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

71. Save as expressly provided in Article 70, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

72. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution or Extraordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted upon and in the case of a resolution duly proposed as an Ordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless, at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office.

Procedure where meeting held at more than one place

73. The following provisions will apply if any General Meeting is held at or adjourned to more than one place:

(a) the notice of such a meeting or adjourned meeting shall specify the place at which the chairman of the meeting shall preside (the "Specified Place") and the Directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending at the Specified Place and at the other places at which the meeting is held;

(b) the Directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting;

(c) for the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place; and

(d) if a meeting is adjourned to more than one place, not less than seven days' notice of the adjourned meeting shall be given, notwithstanding any other provision of these Articles.

VOTING

Method of voting

74. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of the meeting; or

(b) in writing by not less than five members present in person or by proxy or being a duly authorised representative of a corporation and entitled to vote; or

(c) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

75. Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Procedure if poll demanded

76. If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or cards) as the chairman of the meeting may direct. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Casting vote of chairman

77. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

Votes on a poll

78. On a poll, votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Timing of poll

79. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at some time later during or at the end of the meeting or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately.

Continuance of other business after demand for a poll

80. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Withdrawal of demand for poll

81. The demand for a poll may at any time before the conclusion of the meeting be withdrawn but only with the consent of the chairman, and if it is so withdrawn:

(a) before the result of a show of hands is declared, the meeting shall continue as if the demand had not been made; or

(b) after the result of a show of hands is declared, the demand shall not be taken to have invalidated that result;

but if a demand is withdrawn, the chairman of the meeting or other member or members so entitled may himself or themselves demand a poll.

Votes of members

82. Subject and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares for the time being forming part of the capital of the Company, at any General Meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is represented by a duly authorised representative under Section 375 of the Act, not being himself a member, shall have one vote and on a poll every member who is present in person, or by proxy or (being a corporation) is represented as aforesaid shall have one vote for every share held by him.

Votes of joint holders

83. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be

determined by the order in which the names of the holders appear in the Register in respect of the share.

Voting on behalf of incapable member

84. A member in respect of whom an order has been made by any Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by any person authorised in that behalf by that Court, and any such person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

Objections to votes

85. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

No right to vote where sums overdue on shares

86. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

SUSPENSION OF RIGHTS
WHERE NON-DISCLOSURE OF INTERESTS

87. (A) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then at any time thereafter the Directors may in their absolute discretion by notice (a "direction notice") to such member direct:

(1) that in respect of the shares in relation to which the default occurred (the "default shares", which expression shall include any further shares which are issued in respect of such shares) the member shall not be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company; and/or

(2) where the default shares represent at least 0.25 per cent. of the issued shares of any class of capital in the Company, that:

(a) any dividend or other money which would otherwise be payable in respect of the default shares shall (in whole or any part thereof) be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and, in circumstances where an option to elect to receive Ordinary Shares instead of cash in

respect of any dividend shall be or has been given to members, any Notice of Election made under such an option in respect of the default shares shall not be effective; and/or

(b) no transfer, other than an approved transfer, of any of the shares held by such member shall be registered unless:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate from the member, in a form satisfactory to the Directors, to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

(B) The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice. Neither the Company nor the Directors shall in any event be liable to any person as a result of the Directors having imposed any restrictions pursuant to sub-paragraph (A) above if the Directors have acted in good faith.

(C) The following shall apply in relation to any direction notice:

(1) any direction notice shall have effect in accordance with its terms until seven days (or such shorter period as the Directors may resolve) after the earlier of the date on which:

(a) the Company is satisfied that the default in respect of which the direction notice was issued has been rectified; and

(b) notification shall be received by the Company that the default shares shall have been transferred to a third party by means of an approved transfer;

(2) the Directors may at any time give notice cancelling a direction notice, in whole or in part or suspending, in whole or in part, the imposition of any restrictions contained in the direction notice for a given period. If dividends or other moneys payable in respect of any default shares shall be withheld as a result of any restrictions imposed by a direction notice, such dividends or other money shall accrue and shall be payable (without interest) upon the relevant restrictions ceasing to apply.

(D) For the purposes of this Article:

(1) a person shall be treated as appearing to be interested in any shares if the member holding such shares or any other person has given to the Company a notification under the said Section 212 which either (i) names such person as being so interested, or (ii) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(2) "interested" shall be construed as it is for the purpose of the said Section 212;

(3) the prescribed period is fourteen days from the date of service of the notice under the said Section 212;

(4) a transfer of shares is an approved transfer if and only if:

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer for a company (as defined in Section 428 of the Act); or

(b) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through a recognised investment exchange, as defined in the Financial Services Act 1986, or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded;

(5) reference to a person being in default in supplying to the Company the information required by a notice under the said Section 212 includes:

(a) reference to his having failed or refused to give all or any part of it; and

(b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

(E) Nothing in this Article shall limit the powers of the Company under Section 216 of the Act or any other powers whatsoever.

PROXIES

Who may act as proxy

88. A proxy need not be a member of the Company.

Execution of proxy

89. Subject to Article 91(B)(i) an instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept and:

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either given under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation.

90. The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a corporation by an officer or on behalf of any appointor by an attorney, the Directors may, but shall not be bound to, require evidence of the authority of any such officer or attorney.

Delivery of proxy

91. (A) An instrument appointing a proxy must be left at such place or one of such places (if any) or, in the case of an instrument appointing a proxy which is delivered in electronic form or by facsimile, to such person, address or number as may be specified for that purpose in a note to or in any document accompanying the notice convening the meeting and/or any proxy form or other document (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned

meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates and an instrument of proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Electronic delivery of proxies

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the listing rules of the London Stock Exchange, the Directors may decide to accept proxy forms:

(i) delivered electronically, for example, via the Internet, subject to any limitations, restrictions or conditions they decide and Article 89 does not apply to a proxy form delivered electronically;

(ii) by facsimile;

but the Directors may require such evidence as they think appropriate in order to determine whether the proxy appointment is effective.

Maximum validity of proxy

92. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

Rights of proxy

93. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting.

Cancellation of proxy's authority

94. A vote given or poll demanded in accordance with the terms of an instrument of proxy shall not be invalidated by the previous death or mental disorder of the principal or by the revocation of the appointment of the proxy or of the authority under which the instrument of proxy was executed or the transfer of the share in respect of which the instrument of proxy was executed unless an intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Transfer Office or such other place as is referred to in Article 91 at least forty-eight hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the instrument of proxy is used.

Form of Proxy

95. The Directors may, at the expense of the Company, send, by post or otherwise, instruments of proxy (reply paid or otherwise) to members for use at any General Meeting or at any Separate General Meeting of the holders of any class of shares of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons

specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt of such an instrument or invitation by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting. Such proxy forms shall provide for two-way voting on all resolutions to be proposed at a meeting other than resolutions relating to the procedure of the meeting.

Members' rights where proxy appointed

96. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

CORPORATIONS ACTING BY REPRESENTATIVES

97. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit (who need not be a member) to act as its representative at any meeting of the Company or at any Separate General Meeting of the holders of any class of shares. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

Minimum number of Directors

98. Subject as hereinafter provided, the Directors shall not be less than three in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or fix and from time to time vary a maximum number of Directors.

99. A Director shall not be required to hold any shares of the Company by way of qualification.

DIRECTORS' REMUNERATION AND EXPENSES

Remuneration of non-executive Directors

100. The Directors, other than the Chief Executive, Managing or other Directors employed in an executive capacity by the Company, shall be entitled to remuneration at such rate as the Directors shall from time to time approve, such remuneration to be divided between such Directors as the Directors shall agree or, failing agreement, equally except that any such Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office.

Remuneration of executive Directors and additional remuneration for non-executive Directors

101. Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

Expenses

102. The Directors may repay to any Director all such reasonable expenses as he may properly incur in attending and returning from meetings of the

Directors or of any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

Pensions and gratuities for Directors

103. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise for any Director or ex-Director who is or was at any time in the employment or service of the Company, or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and dependants of any such persons and for the purpose of providing any such benefits contribute to any scheme or fund or pay any premiums.

DIRECTORS' INTERESTS

Permitted interests

104. Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction, contract or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

and he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

For the purposes of this Article:

(i) a general notice given to the Directors that a Director is to be regarded as having an interest, of the nature and extent specified in the notice, in any transaction or arrangement in which a specified person or class of persons is interested, shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Directors acting in a professional capacity

105. Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as the Auditors.

Directors' powers relating to other companies

106. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors or other officers or employees of the company or voting or providing for the payment of remuneration to such officers or employees).

Permitted interests and voting

107. (A) Save as otherwise provided by these Articles a Director shall not vote at a meeting of the Directors in respect of any contract or arrangement or any other proposal whatsoever in which he (together with persons connected with him) to his knowledge has any material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(1) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(2) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(3) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting of such offer;

(4) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares (as that term is used in Sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(5) any proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme within the meaning of Section 743 of the Act under which he may benefit and which relates to both employees and Directors except where such proposal directly concerns his own individual rights of participation in or benefits under such scheme where such rights or benefits are not being generally accorded to the employees to whom such fund or scheme relates; and

(6) any proposal concerning the purchase and/or maintenance of insurance for any Director or officer of the Company against liability, default, breach of duty or breach of trust in relation to the Company under which he may benefit.

(C) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or

any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (B)(4) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his own appointment.

(D) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting (or, where the interest concerns the chairman himself, to the deputy chairman of the meeting or, where the interest concerns both the chairman and the deputy chairman of the meeting, or, where no deputy chairman has been appointed under Article 130 there is no agreement as to who is the deputy chairman of the meeting, to the most senior non-executive Director) and his ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(E) For the purposes of this Article an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company), connected with a Director, shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

EXECUTIVE DIRECTORS

Appointment of executive Directors

108. (A) The Directors may from time to time appoint one or more of them to be the holder of any executive office (including, where considered appropriate, the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive) on such terms and for such periods (subject to the provisions of the Statutes) as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment. The remuneration of the holder of any executive office may be made payable by way of salary or commission or participation in profits or by any or all of these modes or otherwise as may be thought expedient and it may be made a term of his appointment that he shall receive a pension, gratuity or other benefit on his retirement.

(B) The appointment of any Director to the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive shall automatically determine if he ceases to be a Director, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation to individual Directors

109. The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by it for such period and upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PRESIDENT

110. The Directors may by resolution from time to time appoint as President of the Company any person who is not a Director and who has rendered outstanding service to the Company or to industry. The President shall not by virtue of his office or otherwise be a Director of the Company and shall not act as such. He may be appointed for life with such duties and upon such terms and conditions including remuneration as the Directors shall determine. In addition he shall be entitled to be reimbursed such expenses as shall properly be incurred by him in the execution of his duties as President. He shall be entitled to vacate the office if he resigns by notice in writing given to the Company.

APPOINTMENT RETIREMENT AND REMOVAL OF DIRECTORS

Vacation of office by Directors

111. The office of a Director shall be vacated in any of the following events, namely:

(a) he becomes prohibited by law from acting as a Director;

(b) he resigns by notice in writing to the Company;

(c) he offers in writing to resign and the Directors resolve to accept such offer;

(d) he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(f) he is absent from meetings of the Directors for six successive months without permission and the Directors shall resolve that his office be vacated;

(g) in the case of a Director who holds any employment or executive office within the Company or any subsidiary, his employment with the Company and/or any subsidiary shall be determined and the Directors resolve that he has by reason of such determination vacated office; or

(h) he is removed from office by notice in writing served upon him signed by all his co-Directors, but so that, if he holds an appointment to an executive office which thereby automatically determines, such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Number to retire by rotation

112. (A) At each Annual General Meeting a minimum number equal to one-third of the number of Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under Article 112(B) shall be counted as part of this minimum number.

Directors to retire at AGM after appointment and every three years

(B) Each Director shall retire at the first Annual General Meeting following his appointment and shall be eligible for election; after that, each Director shall retire and shall be eligible for re-election at the Annual General Meeting held no later than in the third calendar year following his last re-appointment.

Identity of Directors to retire

113. The Directors to retire by rotation shall include (so far as necessary to obtain the minimum number required) after taking into account the Directors to retire under Article 112(B) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Filling vacancies

114. The Company, at the meeting at which a Director retires under any provision of these Articles, may by Ordinary Resolution fill the office being vacated by electing to such office the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost, and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

No single resolution to appoint two or more Directors

115. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

Persons eligible as Directors

116. (A) No person, other than a Director retiring at the meeting, shall be eligible for appointment as a Director at any General Meeting unless:

(1) he is recommended by the Directors; or

(2) not less than seven nor more than forty-two days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for appointment and also notice in writing signed by the person to be proposed of his willingness to be appointed and stating all such particulars of him as would, on his appointment, be required to be included in the Company's Register of Directors.

(B) Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall apply to the Company.

Power of removal by Company

117. The Company may, in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given remove any Director from office notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement.

Power of Company to appoint Directors

118. Subject to the provisions of Article 116, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

Powers of Directors to appoint additional Directors

119. The Directors shall have power at any time and from time to time to appoint any person, who is willing to act, to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next Annual General Meeting and shall then be eligible for election under Article 112(B).

ALTERNATE DIRECTORS

Appointment

120. Any Director (other than an alternate Director) may at any time by notice in writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any other Director or any other person to be his alternate Director and may in like manner at any time terminate such appointment. The appointment of a person who is not a Director shall, unless previously approved by the Directors, have effect only upon and subject to being so approved.

Determination of appointment

121. The appointment of an alternate Director shall determine on the happening of an event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director or if he leaves a written statement in which he confirms he wishes to resign his appointment at the Office but, if a Director retires by rotation or otherwise but is reappointed or

deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

Rights and powers of alternate Directors

122. An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and, for the purposes of the proceedings at such meeting, the provisions of these Articles shall apply as if he (instead of his appointor) were the Director. If he shall himself be a Director, or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for a quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability, the alternate Director's signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles, but he shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him.

Contracts and remuneration

123. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

Directors' meetings

124. Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the request of a Director shall, summon a meeting of the Directors.

Notice of Directors' meetings

125. (A) Subject to sub-paragraph (B) of this Article, it shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.

(B) If any Director who is for the time being absent from the United Kingdom shall have left with the Secretary a memorandum specifying an address outside the United Kingdom to which such notices should be sent during any such period of absence, then the Secretary shall during such period give such Director notice of Directors' meetings at such address (whether by way of telex, telegram or facsimile transmission or otherwise) but the Company shall not be obliged to give the Director a longer period of notice than he would have been entitled to had he been present in the United Kingdom.

(C) Any Director may waive notice of any meeting and any such waiver may be retrospective.

Directors' meetings by telephone

126. All or any of the Directors or the members of any committee of the Directors may participate in a meeting of the Directors or of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is present.

Quorum

127. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Voting

128. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Directors below minimum through vacancies

129. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling such vacancies or of summoning General Meetings. If there are no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

Appointment and Removal of Chairman

130. The Directors may elect from their number a Chairman and Deputy Chairman or Joint Deputy Chairman on such terms and for such periods (subject to the Statutes and any retirement under Article 112(A) and Article 112(B)) as they may determine, and, without prejudice to any rights or claims which he may have against the Company by reason of such removal, may remove, at any time, such Chairman, or Deputy Chairman or Joint Deputy Chairman. If no Chairman or Deputy Chairman or Joint Deputy Chairman shall have been appointed, or if at any meeting none of them shall be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Resolution in writing

131. A resolution in writing signed by all the Directors for the time being in the United Kingdom shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. A resolution signed by an alternate Director need not also be signed by his appointor.

Delegation to committees

132. (A) The Directors may delegate any of their powers or discretions (including, without limitation, the power to determine Directors' fees or additional remuneration and to vary the terms and conditions of employment or confer any other benefit on any of the Directors) to committees consisting of one or more Directors and (if thought fit) one or more other persons. No such committee shall, unless the

Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it.

(B) Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations which may from time to time be imposed on it by the Directors.

(C) Subject to the foregoing, the meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under sub-paragraph (B) of this Article.

Validity of acts of Directors or committee

133. All acts done by any meeting of the Directors, or of any committee of the Directors or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid or that any such persons were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

134. (A) Subject as hereinafter provided, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (so far as regards subsidiaries as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final payment) for the time being outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an Ordinary Resolution of the Company, exceed an amount equal to two and one half times the Share Capital and Consolidated Reserves.

(C) For the purposes of this Article:

(1) "the Group" means, at any date on which the calculation of moneys borrowed falls to be made, the Company and such subsidiaries of the Company as would pursuant to the Statutes be required to be included in any group accounts prepared by the Company as at that date, but excluding any subsidiary which in the opinion of the Directors would not be consolidated in the group accounts prepared at such date by reason of any exemption or permission then available under the Statutes;

(2) references to subsidiaries shall include other subsidiary undertakings, and in applying the provisions of these Articles to subsidiary undertakings which are not companies references to equity share capital:

(a) in relation to a subsidiary undertaking with capital but no share capital are to rights in the capital of the undertaking;

(b) in relation to an undertaking without capital are to interests:

(i) conferring any right to share in the profits or liability to contribute to the losses of the undertaking; or

(ii) giving rise to an obligation to contribute to the debts or expenses of the undertaking in the event of a winding up;

(3) moneys borrowed by the Group shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(a) the principal amount outstanding in respect of any debentures (however issued) of any member of the Group which are not beneficially owned within the Group;

(b) the principal amount outstanding under any acceptance credit (not being an acceptance in relation to the purchase or sale of goods in the ordinary course of trading) opened by any bank or accepting house on behalf of or in favour of any member of the Group; and

(c) the nominal amount of any share capital and the principal amount of any debentures or other borrowed moneys of any person outside the Group the redemption or repayment whereof is guaranteed or secured by any member of the Group;

(4) there shall be credited against the amount of any moneys borrowed by the Group an amount equal to the aggregate of all cash in hand, credit balances on current or deposit account with banks, cash deposits, certificates of deposit, and debt securities of governments and companies and similar instruments owned by any member of the Group which are or represent amounts available for repayment of any moneys borrowed falling to be taken into account for the purpose of sub-paragraph (B) of this Article;

(5) "the Auditors" means the Auditors for the time being of the Company or in the case of joint Auditors any one of them;

(6) "Share Capital and Consolidated Reserves" mean at any material time the aggregate of:

(a) the amount paid on the issued share capital account of the Company; and

(b) the amount standing to the credit of the consolidated reserves of the Company (including any share premium account, special reserve or capital redemption reserve or credit balance on profit and loss account) and after deducting any debit balance on the consolidated profit and loss account;

all as shown in the latest published group accounts of the Company, but:

(i) adjusted as may be appropriate to take account of any companies or other entities which since the date of such balance sheet have become or have ceased to be subsidiaries and of any variations since that date in the interests of the Company in its subsidiaries and including (where borrowings are being made for the purpose of an acquisition of shares or assets) such adjustments as would be appropriate if such acquisition had been carried into effect;

(ii) adjusted to reflect any increase in or reduction of the issued and paid-up share capital or share premium account of the Company since the date to which the consolidated balance sheet incorporated in such group accounts shall have been made up and any distributions (other than normal preference dividends and interim dividends paid in each case out of profits earned since such date) in cash or in specie made, recommended or declared from the reserves or profit and loss account of the Company since such date, to the extent that such distribution is not provided for in such balance sheet;

(iii) excluding any sums set aside for taxation;

(iv) deducting any amount of goodwill or any other intangible asset (not being an amount representing part of a cost of a *bona fide* commercial acquisition of shares or other property) shown as an asset in such balance sheet (as adjusted);

(v) adding back to the consolidated reserves the total aggregate amount of any sums which have since 31st March 1990 been charged to such reserves in respect of goodwill arising (whether on consolidation or otherwise) as a result of the acquisition of any asset by the Company or its subsidiaries or any related company (within the meaning contained in Paragraph 92(1) of Schedule 4 Companies Act 1985) or any associated undertaking (within the meaning contained in Paragraph 20(1) of Schedule 4A Companies Act 1985), but only if and to the extent that such asset shall at the relevant time remain in the beneficial ownership of the Group or any such related company or associated undertaking (a "relevant asset"), after deducting therefrom a sum equal to the aggregate of the amounts of any permanent diminution in value of any of the relevant assets;

(vi) disregarding and excluding any amount attributable to minority interests in subsidiaries; and

(vii) after making such other adjustments (if any) as the Auditors may consider appropriate, including in particular any further adjustments as may be appropriate to provide for the carrying into effect of the transaction for the purposes of or in connection with which the Share Capital and Consolidated Reserves required to be calculated.

(7) Share capital allotted shall be treated as issued and share capital called up or payable at any fixed future date within the following six months shall be treated as already paid, and if the Company proposes to issue any shares for cash and such issue has been underwritten, then such shares shall be deemed to have been issued and the subscription moneys (including any premium) payable in respect thereof within the following six months shall be deemed to have been paid.

(8) In calculating the aggregate amount of moneys borrowed at any date, moneys borrowed by any member of the Group which are denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest consolidated audited balance sheet of the Company; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(9) The certificate of the Auditors as to the amount of the Share Capital and Consolidated Reserves at any time shall be conclusive and binding upon all concerned. Nevertheless, the Directors may act in reliance on a *bona fide* estimate of the amount of the Share Capital and Consolidated Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a certificate of the Auditors or otherwise the Directors become aware that such a situation has arisen.

(10) No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

General powers of Company vested in Directors

135. Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum of Association or these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Powers of attorney

136. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Designation of title of "Director" not to imply Directorship

137. The Directors may from time to time appoint any person to an office or employment having a designation or title including the word "Director" or attach to any existing office or employment with the Company such a designation or title. The inclusion of the word "Director" in the designation or title of any office or employment with the Company (other than the office of Managing Director) shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or be deemed to be a Director for any of the purposes of these Articles.

SECRETARY

138. Subject to the Statutes, the Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors at any time but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as joint Secretaries and the Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL/EXECUTION OF DOCUMENTS

Use of Seal

139. (A) The Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B) Subject to Article 18, every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors or by one Director and some other person appointed by the Directors for the purpose.

(C) Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal.

Securities Seal

140. The Securities Seal (if any) shall be used only for sealing securities or options in respect of such securities issued by the Company and documents creating or evidencing securities or options so issued. Any such securities or documents sealed with the Securities Seal shall not be required to be signed.

Resolution to dispense with Seal

141. The Directors may resolve (if such is lawful) that the Company shall not have a Seal.

Seal for use abroad

142. The Company may have an official seal for use abroad under the provisions of the Statutes.

AUTHENTICATION OF DOCUMENTS

143. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies of them or extracts from them as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the

Office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors for the above purposes. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any committee, which is certified as described in this Article, shall be conclusive evidence in favour of all persons dealing with the Company, upon the faith of such resolution or extract of minutes that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

144. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits.

DIVIDENDS

Declaration of dividends by Company

145. Subject to the provisions of the Statutes, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the members but no such dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends by Directors

146. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Dividends paid according to amount and period shares paid up

147. Unless and to the extent that the rights attached to or terms of issue of any shares provide otherwise, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date it shall rank for dividend accordingly. In any other case dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of a call shall be treated in relation to any dividend declared after the payment but before the call as paid on the share.

Purchases as from a past date or cum dividend

148. Subject to provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date, the profits and losses thereof as from such date may at the discretion of the Directors, in whole or in part, be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

No interest on dividends

149. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Retention of dividends where Company has a lien

150. The Directors may retain any dividends or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on transmission

151. The Directors may retain the dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained in these Articles, entitled to become a member, or which any person is, under those provisions, entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Amount due on shares may be deducted from dividends

152. The Directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

Waiver of dividend

153. The waiver, in whole or in part, of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the holder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if and to the extent that the same is accepted as such or acted upon by the Company.

Unclaimed dividends

154. The Directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Payment procedure

155. Any dividend, interest or other moneys payable in cash on or in respect of a share may be paid by cheque, warrant or similar financial instrument sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may in writing direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and may be crossed "A/c Payee". Payment of the cheque, warrant or similar financial instrument by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque shall be sent at the risk of the person entitled to the money represented thereby. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means and to or through such person as the holder or joint holders (as the case may be) may in writing direct, and the Company shall have no responsibility for any

sums lost or delayed in the course of any such transfer or where it has acted on any such directions.

Receipt by joint holders

156. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Record date for payment of dividend and other matters

157. Notwithstanding any other provision of these Articles but subject always to the Statutes, the Company or the Directors may by resolution specify a date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, allotment, issue, notice, information, document or circular (including any capitalisations to be effected pursuant to Articles 159 and 160) and such record date may be on or before the date the same is made, paid or despatched or (in the case of any dividend, interest, allotment or issue) after the date on which the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of the transferors and transferees of any such shares or other securities.

Dividend in specie

158. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend, in whole or in part, by the distribution of specific assets (and in particular of paid shares or debentures of any other company) and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution (including, without limitation, in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory) the Directors may settle the same as they think expedient and in particular may issue fractional certificates (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any assets in trustees and may determine that cash shall be paid to any overseas holder upon the basis of the value so fixed.

Scrip dividends

159. With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of any dividend specified by the Ordinary Resolution, offer any holders of the Ordinary Shares the right to elect to receive in lieu of such dividend (or part of any such dividend) an allotment of Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:

(a) the Ordinary Resolution may authorise the Directors to make such offer in respect of a particular dividend (whether or not already declared or recommended) and/or in respect of all or any dividends declared, proposed to be paid or made within a period specified by such Ordinary Resolution;

(b) the basis of allotment shall be determined by the Directors so that the value (calculated at the Relevant Price) of the additional Ordinary Shares each holder of Ordinary Shares who elects to receive the same shall be allotted in lieu of any amount of dividend shall equal as nearly as possible the net cash amount of the dividend that such holder elects to forgo and may (with the sanction of a Special Resolution) exceed such amount. For such purpose the "Relevant

Price" of an Ordinary Share shall be the average of the middle market quotations of the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, on such five consecutive dealing days as the Board shall determine provided the first of such days shall be on or after the day on which such Ordinary Shares are first quoted "ex" the relevant dividend, or shall be calculated in such other manner as the Directors may determine and is set out in the announcement of the availability of the election in respect of the relevant dividend. A certificate or report by the Auditors as to the amount of the Relevant Price in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

(c) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the ordinary shareholders of the right of election offered to them and shall specify the procedure to be followed (which, for the avoidance of doubt, may include an election by means of a Relevant System); the Directors may also establish or vary a procedure for election mandates under which shareholders may elect to receive Ordinary Shares instead of cash both in respect of the relevant dividend and (until they notify the Company such mandate is revoked) in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined) and the Directors may include in the procedure the right to make and revoke such election by means of a Relevant System;

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on Ordinary Shares in respect of which the share election has been duly exercised (the "elected Ordinary Shares"), and in the place of that dividend additional shares (subject to paragraph (e) below) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any reserve (including any share premium account or capital redemption reserve and/or profit and loss account) as the Directors may determine, whether or not the same is available for distribution, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis;

(e) no fraction of any share shall be allotted. The Directors may make provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit of any fractions accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such shareholder of fully paid shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(f) the additional Ordinary Shares so allotted shall rank *pari passu* in all respects with the fully-paid Ordinary Shares then in issue save only as regards participation in the relevant dividend;

(g) Article 160 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article;

(h) the Directors may on any occasion determine that rights of election shall not be made available in respect of Ordinary Shares represented by depositary receipts or to any holders of Ordinary Shares with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, undesirable or impracticable and in such event the provisions of this Article shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion amend, suspend or withdraw the offer previously made to holders of Ordinary Shares to elect to receive additional Ordinary Shares in lieu of the cash dividend (or any part of it) at any time prior to the allotment of the additional Ordinary Shares; and

(j) unless the Directors otherwise determine, or unless the Regulations and/or the rules of the Relevant System concerned otherwise require the new Ordinary Share or shares which a shareholder has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared in respect of his elected Ordinary Shares shall be in uncertificated form in respect of the shareholder's elected Ordinary Shares which were in uncertificated form on the date of the shareholder's decision and in certificated form in respect of the member's elected Ordinary Shares which were in certificated form on the date of the shareholder's election.

CAPITALISATION OF PROFITS

160. Subject to any preferential or other special rights or restrictions for the time being attached to any class of shares in the capital of the Company and to the provisions of these Articles the Directors may with the authority of an Ordinary Resolution of the Company:

(a) resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully-paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully-paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully-paid to such holders or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully-paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly-paid shares shall so long as such shares remain partly-paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully-paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

MINUTES AND BOOKS

Minutes

161. The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees of the Directors.

Statutory books

162. Any register, index, minute book, book of account or other book required by these Articles or the Statutes to be kept by or on behalf of the Company may, subject to the Statutes, be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Records to be kept and inspection of records

163. Accounting records, sufficient to show and explain the Company's transactions and otherwise complying with the Statutes, shall be kept at the Office or, subject to the provisions of the Statutes, at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. No member of the Company or other person (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or ordered by a Court of competent jurisdiction.

Annual accounts

164. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be attached or annexed thereto) shall, not less than twenty-one clear days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles, provided that this Article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Summary financial statements

165. The requirements of Article 164 shall be deemed satisfied in relation to members by sending to each member, where permitted by the Statutes and instead of the said copies, a summary financial statement derived from the Company's annual accounts and the Directors' report and prepared in the form and containing the information prescribed by the Statutes and any regulations made thereunder.

Copies to be provided to the London Stock Exchange

166. Whenever a listing on the London Stock Exchange for all or any of the shares or debentures of the Company shall for the time being be in force, there shall be forwarded to the appropriate officer of the London Stock Exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

167. (A) Subject to the provisions of the Statutes, all acts done by any person as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

(B) The Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive, and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

Service of notices

168. (A) Any notice or document (including a share certificate) may be given or delivered to any member by the Company either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid.

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the listing rules of the London Stock Exchange, any notice or document (other than documents of title such as share certificates) may also be given to members or any other person entitled to receive the same electronically, for example, via the Internet.

Members resident abroad

169. A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive any notices or other documents from the Company.

When notices deemed served

170. Where a notice or other document is given or delivered by post it shall be deemed to have been given or delivered on the day when the envelope containing the same is posted and in proving such service or delivery or the giving of such notice it shall be sufficient to prove that such envelope was properly addressed, prepaid and posted.

Omission or non-receipt of notice

171. The accidental failure to send or the non-receipt by any person entitled to any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Power to stop sending notices to untraced shareholders

172. If on three consecutive occasions notices have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address or address within the United Kingdom for the service of notices.

Joint holders

173. In respect of joint holdings all notices shall be given to the joint holder whose name stands first in the Register in respect of such joint holding and notice so given shall be sufficient notice to all the joint holders. For such purpose a joint holder having no registered address in the United Kingdom for the service of notices shall be disregarded.

Service of notice on person entitled by transmission

174. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member (but for his death or bankruptcy) would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid, any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Notice when post not available

175. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a General Meeting by notices sent through the post, a General Meeting may be convened by a notice advertised on the same date in at least one national newspaper and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven clear days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING-UP

Distribution of assets otherwise than in cash

176. The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an Extraordinary Resolution and any other sanction required by the Act, divide among the members, in specie or in kind the whole or any part of the assets of

the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity of officers

177. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings civil or criminal which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with any application under any Statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court. To the extent permitted by law, the Directors may arrange insurance cover at the cost of the Company in respect of any potential liability, loss or expenditure incurred by any Director, Secretary or other officer of the Company or of any other company which is or has been the holding company or subsidiary or subsidiary undertaking (each as defined in the Act) of the Company or in which the Company has had an interest (whether direct or indirect), or by persons who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company are interested, in relation to anything done or alleged to have been done as a Director, Secretary or other officer or as a trustee of any such pension fund.